File No. 000-28321


    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 3, 2000



                   U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               AMENDMENT NO. 5 TO
                                   FORM 10-SB


                 GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

     UNDER SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

                         AVID SPORTSWEAR & GOLF CORP.
                (Name of Small Business Issuer in Its Charter)


                NEVADA                                88-0374969
    (State or Other Jurisdiction of                (I.R.S. Employer
    Incorporation or Organization)              Identification Number)

                                  ---------

                        22 South Links Avenue, Suite 204
                             Sarasota, Florida 34236
                            Telephone: (941) 330-8051

                                   Copies to:

        Clayton E. Parker, Esq.                   Troy J. Rillo, Esq.
       Kirkpatrick & Lockhart LLP              Kirkpatrick & Lockhart LLP
 201 S. Biscayne Boulevard, Suite 2000   201 S. Biscayne Boulevard, Suite 2000
          Miami, Florida 33131                    Miami, Florida 33131
       Telephone: (305) 539-3300               Telephone: (305) 539-3300
                                  ---------

Securities to be registered pursuant to Section 12(b) of the Act:

                                                      Name of Each Exchange
Title of Each Class to be So Registered      On Which Each Class is to be Registered
---------------------------------------      ---------------------------------------
                 None                                          None

Securities to be registered pursuant to Section 12(g) of the Act:

       Common Stock,  par value $0.001 per share

                                     PART I

      FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS. THIS FILING CONTAINS FORWARD-LOOKING STATEMENTS, INCLUDING STATEMENTS REGARDING, AMONG OTHER THINGS,
(A) AVID SPORTSWEAR & GOLF CORP.'S PROJECTED SALES AND PROFITABILITY, (B) OUR COMPANY'S GROWTH STRATEGIES, (C) ANTICIPATED TRENDS IN OUR COMPANY'S INDUSTRY,
(D) OUR COMPANY'S FUTURE FINANCING PLANS, (E) OUR COMPANY'S ANTICIPATED NEEDS FOR WORKING CAPITAL AND (F) BENEFITS RELATED TO THE ACQUISITION OF AVID SPORTSWEAR, INC., A CALIFORNIA CORPORATION. IN ADDITION, WHEN USED IN THIS FILING, THE WORDS "BELIEVES," "ANTICIPATES," "INTENDS," "IN ANTICIPATION OF," "EXPECTS," AND SIMILAR WORDS ARE INTENDED TO IDENTIFY CERTAIN FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS ARE BASED LARGELY ON OUR COMPANY'S EXPECTATIONS AND ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES, MANY OF WHICH ARE BEYOND OUR COMPANY'S CONTROL. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CHANGES IN TRENDS IN THE ECONOMY AND OUR COMPANY'S INDUSTRY, DEMAND FOR OUR COMPANY'S PRODUCTS, UNEXPECTED CHANGES IN FASHION TRENDS, PRIOR SEASON INVENTORIES, COMPETITION, REDUCTIONS IN THE AVAILABILITY OF FINANCING AND AVAILABILITY OF RAW MATERIALS, THE SEASONAL NATURE OF OUR COMPANY'S BUSINESS, THE EXTREMELY COMPETITIVE NATURE OF THE GOLF APPAREL AND SPORTSWEAR INDUSTRIES AND OTHER FACTORS. IN LIGHT OF THESE RISKS AND UNCERTAINTIES, THERE CAN BE NO ASSURANCE THAT THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS FILING WILL IN FACT OCCUR. IN ADDITION TO THE INFORMATION EXPRESSLY REQUIRED TO BE INCLUDED IN THIS FILING, WE WILL PROVIDE SUCH FURTHER MATERIAL INFORMATION, IF ANY, AS MAY BE NECESSARY TO MAKE THE REQUIRED STATEMENTS, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH THEY ARE MADE, NOT MISLEADING.

ITEM 1.     DESCRIPTION OF BUSINESS.

OVERVIEW

      Through our wholly-owned subsidiary, Avid Sportswear, Inc., we design, manufacture and market distinctive premium and moderately-priced sportswear. We sell our products primarily through golf pro shops and resorts, corporate sales accounts and better specialty stores. Our sportswear is marketed under the following labels:

      o     Avid Sportswear;
      o     Dockers Golf; and
      o     British Open Collection.

      We market sportswear under the "Avid Sportswear" label, in both premium and moderately-priced product categories. Our moderately-priced product, regular size product category is marketed under the "Dockers Golf" label, while our premium-priced, regular size product category is marketed under the "British Open Collection" label. Eventually our product line may include non-apparel, golf-related products. Our products feature distinctive, comfortable designs made primarily of natural fibers. All of our products are manufactured by independent contractors. Embroidering, warehousing and certain other functions are performed in a leased facility located in Gardena, California. Our goal is to become one of the most recognized and respected brands in sports apparel by expansion of existing labels, purchasing other apparel businesses or licensing other brand names. We believe this industry is highly fragmented and ripe for consolidation.

      We were formed on September 19, 1997 in Nevada under the name Golf Innovations Corp. We had no significant operations until March 1, 1999, at which time we acquired Avid Sportswear, Inc. From its inception on October 6, 1988 in California, Avid Sportswear, Inc.'s business has involved the design, manufacture and marketing of golf apparel. On March 1, 1999, Avid Sportswear, Inc. became our wholly-owned subsidiary and it continues to operate as a separate legal entity. To better identify ourselves with the "Avid Sportswear" brand, we changed our name to Avid Sportswear & Golf Corp. on May 27, 1999. All of our operations are conducted through Avid Sportswear, Inc.

FINANCIAL PERFORMANCE


      We have historically lost money. For the year ended December 31, 1999, we sustained losses of $5,035,978. For the years ended December 31, 1998 and 1997 (which excludes the operating results of our wholly-owned subsidiary), we sustained losses of $521,548 and $5,609, respectively. Our independent auditors have noted that our company does not have significant cash or other material assets to cover its operating costs and to continue as a going concern. Accordingly, we may experience significant liquidity and cash flow problems if we are not able to raise additional capital as needed and on acceptable terms. For more information concerning our financial performance, please see "Risk Factors - We Have Historically Lost Money and Losses May Continue in the Future" and "Management's Discussion and Analysis or Plan of Operation."

PURCHASE OF AVID SPORTSWEAR, INC.

      On December 18, 1998, we entered into an agreement to purchase Avid Sportswear, Inc. from its shareholders. The purchase was completed on March 1, 1999. We paid $725,000 in cash and issued 1,100,000 shares of our common stock to the former shareholders of Avid Sportswear, Inc. In connection with the purchase, we were required to advance $1,826,111 to Avid Sportswear, Inc. to be used to satisfy certain liabilities owed by Avid Sportswear, Inc. Avid Sportswear, Inc. remains liable for any liabilities which existed on March 1, 1999. We received standard representations and warranties from the former shareholders of Avid Sportswear, Inc., who also agreed to indemnify us for certain events.

LICENSES TO USE CERTAIN TRADEMARKS

      Of the three labels our products are marketed under, the "Dockers Golf" and "British Open Collection" are licensed from their respective owners. The "Avid Sportswear" label is owned by our wholly-owned subsidiary. A description of these licenses follows:

      BRITISH OPEN COLLECTION. On December 8, 1998, our wholly-owned subsidiary obtained the sole and exclusive right and license to use certain trademarks associated with the British Open Golf Championship. The licensor is The Championship Committee Merchandising Limited, which is the exclusive licensor of certain trademarks from The Royal & Ancient Golf Club of St. Andrews, Scotland. This license is for the United States and its territories and has a seven year term. Under this license, our wholly-owned subsidiary may manufacture, advertise, distribute and sell products bearing the licensed trademarks to specialty stores and the menswear departments of department stores. It is not permitted to sell these products to discount stores or mass-market retail chains. In return for this license, our wholly-owned subsidiary must pay the licensor, on a quarterly basis, a royalty equal to five percent of net wholesale sales of products bearing these trademarks, subject to a guaranteed minimum royalty. Net wholesale sales means the invoiced wholesale billing price, less shipping, discounts actually given, duties, insurance, sales taxes, value-added taxes and credits allowed for returns or defective merchandise. Our wholly-owned subsidiary may also deduct uncollectible accounts up to a total of five percent of such sales. The guaranteed minimum royalty is as follows:

         CONTRACT YEAR:    MINIMUM ROYALTY:
         --------------    ----------------
               1              $100,000
               2              $125,000
               3              $150,000
               4              $175,000
               5              $200,000
               6              $200,000
               7              $200,000

      The licensor has the right to approve or disapprove in advance of sale the quality, style, color, appearance, material and worksmanship of all licensed products and packaging. It may also approve or disapprove any and all endorsements, trademarks, trade names, designs and logos used in connection with the license. Our wholly-owned subsidiary must submit samples of the licensed products to the licensor for examination and approval or disapproval prior to sale.

      DOCKERS GOLF. On May 10, 1999, our wholly-owned subsidiary obtained the exclusive, nonassignable right to use the "Dockers Golf" trademark solely in connection with the manufacturing, advertising, distribution and sale of products to approved retailers. The licensor is Levi Strauss & Co. This license is for the United States, its territories and Bermuda. It has an initial term expiring on December 31, 2003 and will renew for an additional three year term expiring December 31, 2006 if: (i) net sales of the licensed products for calendar year 2002 are at least $17.0 million and (ii) our wholly-owned subsidiary has not violated any material provisions of the license. Thereafter, the licensor will negotiate in good faith for up to two additional three year terms if: (i) the license is renewed for the initial renewal period, (ii) our wholly-owned subsidiary's net sales for each year in the initial renewal period have exceeded its projected sales for each such year and (iii) our wholly-owned subsidiary has not violated any material provisions of the license. Subject to a guaranteed minimum royalty, our wholly-owned subsidiary must pay the licensor a royalty of six percent of net sales of first quality products and four percent of net sales of second quality products and close-out or end-of-season products. If second quality products and close-out or end-of-season products account for more than ten percent of total licensed product sales, then the royalty on such products will be six percent instead of four percent. The guaranteed minimum royalty is as follows:

         CONTRACT YEAR:   MINIMUM ROYALTY:
         --------------   ----------------
               1             $250,000
               2             $540,000
               3             $765,000
               4             $990,000

      The guaranteed minimum royalty in the initial renewal period, if any, will be equal to seventy-five percent of our wholly-owned subsidiary's projected earned royalty derived from the sales plan provided for each annual period contained in the initial renewal period. The guaranteed minimum royalty is payable quarterly, except for the first year in which it is payable as follows:
$25,000 on March 31, 2000,  $50,000 on June 30, 2000,  $75,000 on September  30,
2000 and $100,000 on December 31, 2000.

      Our wholly-owned subsidiary is required to spend at least three percent of its projected sales of licensed products for each year on advertising for this brand. Between June 1, 1999 and December 31, 1999, it was required to spend at least $240,000 on initial product launch advertising. The license requires our wholly-owned subsidiary to produce two collections per year for the spring/summer and winter/fall seasons, in at least 52 styles, of which 40 must be tops and 12 bottoms. The licensor has the right to approve or disapprove in advance of sale the trademark use, styles, designs, dimensions, details, colors, materials, workmanship, quality or otherwise, and packaging. The licensor also has the right to approve or disapprove any and all endorsements, trademarks, trade names, designs and logos used in connection with the license. Samples of the licensed products must be submitted to the licensor for examination and approval or disapproval prior to sale.

BUSINESS STRATEGY

      Our goal is to become one of the most recognized and respected brands in sports apparel. Key elements of our business strategy include:

      o EXPAND PRODUCT LINE. We intend to expand our product line by licensing or purchasing existing brands of sportswear. We expect to target brands which will complement the existing brands by filling a perceived market niche, having name recognition and/or offering new price points. We believe this strategy is best demonstrated by the purchase of the "Avid Sportswear" label and the license of the "Dockers Golf" and "British Open Collection" labels. We also intend to continue to expand our product line to include slacks, shorts and outerwear by capitalizing on our existing and future brands.

      o MARKET PENETRATION OF EXISTING LABELS. We hope to leverage our brands into greater shelf space by cross-promoting our products and by offering in-store fixturing programs. In addition, we intend to hire additional sales staff and independent sales representatives to broaden our customer base. Our customer base consists of approximately 5,500 customers in the United States compared to a market, we estimate, of more than 15,000 golf pro shops and 3,500 better specialty stores. We intend to use our labels and sales staff to broaden our customer base and increase our average order size.

      o INTERNATIONAL MARKETS. We believe the international markets will provide us with new opportunities for the Avid Sportswear label and other labels we may acquire in the future. We intend to enter these markets by using distributors and licensees who are familiar with the local markets. We believe international markets are receptive to American lifestyle apparel brands in general and will be receptive to the Avid Sportswear label in particular.

MARKET

      Our target customers are sports-minded professional men and women who like casual, high-quality and distinctively styled apparel that reflects an active lifestyle. We believe golf's popularity has risen in recent years. According to the National Golf Foundation and McKinsey & Company, the number of rounds played in the United States was 530 million rounds in 1998 and is projected to increase to 630 million rounds in 2010. Over this same time frame, according to the National Golf Foundation and McKinsey & Company, the number of golfers in the United States is projected to increase from 26 million golfers in 1998 to 29 million golfers by 2010. The National Golf Foundation projects the market for sales of sportswear apparel sold through all golf facilities to increase between 3% to 5% annually through 2005. As indicated above, we believe there are over 15,000 golf pro shops and 3,500 better specialty stores in the United States.

COMPETITION

      The sportswear and outerwear segments of the apparel industry are highly competitive. Competition is based primarily on brand recognition, product differentiation and quality, style and production flexibility. Five companies account for about one-quarter of all apparel sales in the industry. These companies are: Polo/Ralph Lauren, Cutter & Buck, Ashworth, Antiqua and Izod. Between 200 and 300 companies account for the remaining apparel sales in the industry. Many of these companies have greater resources and sell brands with greater name recognition than us. We are attempting to differentiate ourselves from our competitors by purchasing or licensing well-established brand names and producing high quality, stylish sportswear.

PRODUCTS

      We design industry-leading products which feature high-quality materials, such as fine-gauge combed cotton, virgin wools and performance microfibers. Our products are finished with unique trims, special fabric finishes and washes and extra needlework. All of our manufacturing is outsourced to independent contractors. We offer distinctive products under the following three labels:

      o     Avid Sportswear;
      o     Dockers Golf; and
      o     British Open Collection.

      AVID SPORTSWEAR. The Avid Sportswear label is designed exclusively for the men's market and is sold in the premium and mid-priced product categories. This product line features larger sizing, higher quality materials and sewing, and more detailed designs in the premium category than in the mid-priced category. It is marketed to golfers and others.

      DOCKERS GOLF. The Dockers Golf label is designed for the men's market. It is marketed to brand-conscious golfers seeking moderately priced, high quality golf apparel. This label appeals to the casual market, and is rugged and durable.

      BRITISH OPEN COLLECTION. The British Open Collection label is designed for the men's market. It is marketed exclusively as a premium brand, and will combine the elegance and tradition that characterizes the British Open Golf Tournament. This label is made of the finest quality material and features detailed designs and embroidery.

PRODUCT DEVELOPMENT

      Our experienced product development team determines product strategy, color and fabric selection. With respect to the "British Open Collection" and "Dockers Golf" labels, the respective licensors have the right to approve or disapprove the design and other aspects of our products prior to sale and may require modifications. Our design and production teams coordinate product development, negotiate price and quantity with cutting and sewing contractors, purchase fabrics and trim, and establish production scheduling. These teams also coordinate the inspection of fabric deliveries and perform fabric testing for shrinkage and color-fastness. Except for embroidering, all manufacturing is outsourced to independent contractors. We do not have any long-term agreements with our contractors. Our quality control personnel are responsible for inspecting finished goods on arrival from our contractors.

      The production of our product lines is time sensitive. Due to seasonal variations in the demand for golf apparel, we are required to forecast market demand, place raw material orders and schedule cutting and sewing services in order to have inventory available to meet projected sales. Our designs are usually finalized between six and nine months prior to the display of our seasonal product lines by customers. We design for two collections per year, the spring/summer and winter/fall seasons. Collections are shipped about three to four months in advance of display by our customers.

      Since we did not begin significant operations until March 1, 1999, the date we acquired Avid Sportswear, Inc., we did not spend any money on product development in 1998 or 1997. We estimate that Avid Sportswear, Inc. spent $350,000 in 1999 and $250,000 in 1998. We expect to spend approximately $350,000 in 2000 on product development. None of these costs were borne directly by our customers.

SOURCES OF SUPPLY

      The design staff is responsible for creating innovative products for our two seasonal collections. During the design process, our manufacturing sources develop new seasonal textiles in association with the design team. This enables us to source a wide variety of textile and printed artwork designs. Our materials are sourced from a wide variety of domestic and foreign suppliers. The only key supplier we significantly rely on is Levi Strauss & Co., which sources some of the products sold under the Dockers Golf label. We believe we can replace the loss of any supplier other than Levi Strauss & Co. without causing any material harm to our business.

DISTRIBUTION AND SALES

      GENERAL. Our products are distributed in the United States primarily through golf pro shops, resorts and specialty stores. Our products are sold through a dedicated sales staff as well as independent sales representatives. As of December 31, 1999, our sales staff was composed of five employees and twenty-two independent sales representatives. Each employee or sales representative is responsible for serving targeted accounts in a specific geographic region through merchandise consultation and training, and for meeting specific account growth and average-order-size goals. They present our collections each season at national and regional trade shows and at customers' stores through promotional literature and samples. In addition to other responsibilities, these employees and sales representatives implement our merchandise fixturing program with suitable golf pro shops, resorts and specialty stores. Our products are typically sold on open account with payment required within thirty days. Department stores and other chains may require extended credit terms as a condition to carrying a product line. We will where required conform to this industry practice.

      AVID SPORTSWEAR. The Avid Sportswear product line is distributed in the United States primarily through golf pro shops, resorts and specialty stores. This product line has a base of approximately 5,500 customers, and is an approved vendor with Collegiate Licensing Company and sells to several professional sports teams.

      BRITISH OPEN COLLECTION. The British Open Collection product line is distributed in the United States primarily through department stores and high-end golf pro shops. This product line has a base of approximately 500 customers. In the upcoming season, we intend to expand our customer base by targeting high-end golf pro shops, resorts and specialty stores.

      DOCKERS GOLF. The Dockers Golf product line is distributed in the United States primarily through golf pro shops and specialty golf stores. This product line has a base of approximately 2,000 customers. We believe this product line will have broad appeal and expect to target traditional mass merchandise retail outlets as well as the golf pro shops, resorts and specialty stores.

MERCHANDISING AND MARKETING

      We believe our three labels are well-positioned to cater to three distinct product categories - the larger size, premium-priced and moderately-priced product categories. Avid Sportswear features harder-to-find, larger sizes in the premium and moderately priced product categories. The British Golf Collection is an upscale, premium priced product line, and the Dockers Golf is a brand conscious, moderately priced product line. We hope to leverage these brands to expand our product offerings, customer base and average-order-size. All of our products have golf-themes and are color-related. Our labels are generally featured prominently on our products and displays to help build brand loyalty. Our products are directed at sports-minded professional men who like casual, high-quality and distinctively styled apparel that reflects an active lifestyle. We expect our product lines to appeal to both golfers and others who identify with an active lifestyle.

      We currently advertise in national and regional trade magazines and participate in various trade shows. Our products are also marketed on the World Wide Web at http://www.avidsportswear.com, where we provide information and pictures of products. Our promotional program offers point-of-sale displays maintained by our sales staff and independent sales representatives. This in-store fixturing program helps to showcase these collections and enhances our brand image at the point of sale. The fixtures are designed to display assorted elements of our collections and allow the consumer to easily assemble and purchase coordinated outfits.

      Our merchandise is sold and shipped to customers in collection groups. We believe this will help to reinforce the strength of our product offerings.

      For specialty items, we have developed an in-house embroidery service and also work with independent embroiderers to embroider the customer's name or logo on our garments.

ORDER BOOKING CYCLE AND BACKLOG

      We receive our orders for a season over a ten month period beginning when samples are first shown to customers and continuing into the season. We begin to take orders for our fall collections in January, generally for delivery between May and October and for our spring collection in August, generally for delivery between November and April. Our domestic backlog, which consists of open, unfilled customer orders, has not historically comprised a significant part of our business. We expect our domestic backlog to become significant in the future with the appeal of the Dockers Golf and British Open Collection labels.

INTELLECTUAL PROPERTY

      We are attempting to build a brand name in the golf apparel industry. To that end, we have received trademark protection in the United States for the "Avid" name and logo. We are evaluating whether to apply for trademark protection in other countries. Our name and logo are regarded as valuable assets and critical to marketing our products.

      The names and logos associated with the "British Open Collection" and "Dockers Golf" are licensed from their respective owners.

EMPLOYEES

      We have a total of 35 full-time employees in the United States. Of the total number of full-time employees, 5 work in marketing and sales, 11 in embroidery and sewing, 4 work in warehousing and delivery, 3 work in design and production control and 12 work in administrative and other support positions. Currently, we also contract with 31 independent sales representatives. None of our employees is a member of a union. We consider our relations with our employees to be good.

FACILITIES

      Our corporate headquarters are located at 22 South Links Avenue, Suite 204, Sarasota, Florida 34236. The telephone number is (941) 330-8051. Most of our operations are conducted from a 39,640 square foot production and warehouse facility in Gardena, California leased by our wholly-owned subsidiary. For additional information regarding our facilities, see "Description of Property." Mr. Ingarfield has personally guaranteed these lease obligations. See "Stock and Option Issuances for Personal Guarantees."

STOCK AND OPTION ISSUANCES FOR PERSONAL GUARANTEES

      Several individuals have personally guaranteed our lease obligations and other corporate indebtedness. In exchange for these personal guarantees, our company had agreed to issue the following individuals the number of shares of common stock opposite their names:

      NAME                  NUMBER OF SHARES
      ----                  ----------------

      Earl T. Ingarfield       11,500,000
      Thomas Browning           3,000,000
      Michael LaValliere        3,000,000
      Jeffrey Abrams            2,000,000
      Stephen Ponsler           2,000,000

      On January 17, 2000, all of the above described transactions were rescinded and, in lieu thereof, our company granted the following options:

      NAME                  NUMBER OF SHARES    EXERCISE PRICE
      ----                  ----------------    --------------

      Earl T. Ingarfield         200,000            $0.30
      Thomas Browning            200,000            $0.30
      Michael LaValliere         200,000            $0.30
      Jeffrey Abrams             200,000            $0.30
      Stephen Ponsler            200,000            $0.30

MR. INGARFIELD OBTAINED CONTROL OF OUR COMPANY ON JUNE 4, 1998

      As mentioned earlier in this filing, we were formed on September 19, 1997 in Nevada. On or about June 4, 1998, Lido Capital Corporation, an entity wholly-owned by our President, Mr. Ingarfield, purchased 3,000,000 shares of common stock (adjusted for a 3 for 1 stock split) for $150,000 from our founding shareholders, Thomas Gelfand, Robert Gelfand and Jin Sook Lee. At the time of the purchase, our company had 6,300,000 shares of common stock outstanding (adjusted for a 3 for 1 stock split). As a result, Mr. Ingarfield owned 47.6% of our company's outstanding capital stock. Mr. Ingarfield currently owns 48.3% of our company's outstanding capital stock.

CERTAIN BUSINESS RISK FACTORS

      Our  Company is subject to various  risks  which may  materially  harm our business, financial condition and results of operations. YOU SHOULD CAREFULLY CONSIDER THE RISKS AND UNCERTAINTIES DESCRIBED BELOW AND THE OTHER INFORMATION IN THIS FILING BEFORE DECIDING TO PURCHASE OUR COMMON STOCK. THESE ARE NOT THE ONLY RISKS AND UNCERTAINTIES THAT WE FACE. IF ANY OF THESE RISKS OR UNCERTAINTIES ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR OPERATING RESULTS COULD BE MATERIALLY HARMED. IN THAT CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.

      WE HAVE HISTORICALLY LOST MONEY AND LOSSES MAY CONTINUE IN THE FUTURE


      We have historically lost money. In the years ended December 31, 1999 and December 31, 1998, we sustained losses of $5,035,978 and $521,548, respectively. The losses for 1998 exclude the operating results of our wholly-owned subsidiary because it was not acquired until March 1, 1999. Assuming the purchase of our wholly-owned subsidiary had occurred on January 1, 1998 instead of on March 1, 1999, we would have sustained losses of $1,498,340 in 1998. Future losses are likely to occur. Our independent auditors have noted that our company does not have significant cash or other material assets to cover its operating costs and to allow it to continue as a going concern. Our ability to obtain additional funding will determine our ability to continue as a going concern. Accordingly, we may experience significant liquidity and cash flow problems if we are not able to raise additional capital as needed and on acceptable terms. No assurances can be given that we will be successful in reaching or maintaining profitable operations.


      WE RELY ON EXTERNAL CAPITAL TO FINANCE OPERATIONS

      We rely on significant external financing to fund our operations. Such financing has historically come from a combination of borrowings and sale of common stock. We will continue to depend on external financing for the foreseeable future. We will need to raise additional capital to fund our anticipated operating expenses and future expansion. Among other things, external financing will be required to cover our operating costs and to fulfill our obligations under the licenses for the "Dockers Golf" and "British Open Collection" brands. These licenses require the payment of minimum guaranteed royalties, whether we sell licensed products or not. We cannot assure you that external financing will be available when needed or on favorable terms. We do not have a formal commitment for additional capital and we cannot assure you that any such capital will be forthcoming. The sale of our common stock to raise capital may cause dilution to our existing shareholders. Our inability to obtain adequate financing will result in the need to curtail business operations, and may also jeopardize our ability to satisfy the guaranteed minimum royalty obligations referred to above. Such an event may result in the termination of our licenses. Any of these events would be materially harmful to our business and may result in a lower stock price.

      RELIANCE ON RELATED PARTIES FOR FINANCING

      The Company has historically relied on funding provided by certain officers and directors. See "Certain Relationships and Related Transactions." No assurance can be given that these officers and directors will fund our operations in the future, as these related parties have no legal obligation to provide such funding. Until our operations become self-sufficient, if at all, or we obtain sufficient capital from other sources, the decision by these officers and directors to stop funding us in the future will result in the need to curtail business operations, and may also jeopardize our ability to satisfy the minimum royalty payments payable under the Dockers Golf and British Open Collection licenses. This outcome may result in a lower stock price.

      WE HAVE BEEN IN BUSINESS FOR A SHORT PERIOD OF TIME

      Because we have been in business for a short period of time, there is limited information upon which investors can evaluate our business. We were formed on September 19, 1997 but did not begin significant operations until the purchase of our wholly-owned subsidiary on March 1, 1999. You should consider the likelihood of our future success to be highly speculative in view of our limited operating history, as well as the complications frequently encountered by other companies in the early stages of development, particularly companies in the highly competitive sports apparel industry.

      OUR PLANNED PURSUIT OF ACQUISITIONS INVOLVES RISKS THAT MAY ADVERSELY AFFECT OUR OPERATING RESULTS AND FINANCIAL CONDITION

      As part of our growth strategy, we plan to pursue acquisitions. Candidates for acquisition include businesses that are anticipated to allow us to:

      o Achieve economies of scale in terms of purchasing, distribution and profitability;

      o     Enhance our name recognition and reputation;
      o     Obtain rights to well-recognized brand names;
      o     Fill a perceived market niche; or
      o     Acquire products offering new price points.

      If we are not correct when we assess the value, strength, weaknesses, liabilities and potential profitability of acquisition candidates or we are not successful in integrating the operations of the acquired businesses, our results of operations or financial position could be adversely effected and we could lose money. We also may not be successful in finding desirable acquisition candidates or completing acquisitions with candidates that we identify. Future acquisitions that we finance through issuing equity securities could be dilutive to existing shareholders. In addition, future acquisitions may require additional capital and the consent of our lenders. There can be no assurances that our lenders will consent to any capital raising or acquisitions.

      WE MAY BE UNABLE TO MANAGE GROWTH

      Successful implementation of our business strategy requires us to manage our growth. Growth could place an increasing strain on our management and financial resources. To manage growth effectively, we will need to:

      o     Implement changes in certain aspects of our business;
      o Enhance our information systems and operations to respond to increased demand;
      o     Attract and retain qualified personnel; and
      o Develop, train and manage an increasing number of management-level and other employees.

      If we fail to manage our growth effectively, our business, financial condition or operating results could be materially harmed, and our stock price may decline.

      WE RELY ON CONTRACTORS FOR OUR PRODUCTION

      All of our production is outsourced to independent contractors. We do not have long-term agreements with contractors. Our contractors are concentrated over a small number of companies. This concentration could materially harm our business if the contractors had an interruption of business or were unable or unwilling to meet our production needs. We would experience significant delays in shifting our production needs to other contractors because of complex fabrication, unique trims and extensive detailing of our products. Delays in production, inconsistent or inferior garment quality and other factors beyond our control would materially harm our relationship with customers, our reputation in the industry, our sales and profitability and our relationship with licensors.

      WE RELY ON FOREIGN SUPPLIERS AND BUY MANY PRODUCTS USING LETTERS OF CREDIT

      We obtain all of our garments from independent foreign and domestic suppliers. We do not have formal agreements with these suppliers. Our reliance on foreign suppliers may be effected by economic, political, governmental and labor conditions in such foreign countries. This may delay or cut-off our ability to source materials needed in production or may increase the price of such materials. Such events would harm our business. In addition, several of our suppliers have required us to obtain a letter of credit prior to purchasing any garments. The Company may have to utilize a significant portion of its available working capital to secure these letters of credit.

      WE MAY BE HARMED BY IMPORT RESTRICTIONS

      Our imported materials are subject to certain quota restrictions and U.S. customs duties, which are a material part of our cost of goods. A decrease in quota restrictions or an increase in customs duties could harm our business by making needed materials scarce or by increasing the cost of such materials.

      OUR COMMON STOCK PRICE MAY BE LOWER DUE TO QUOTATION ON THE "PINK SHEETS"

      Our common stock has historically been quoted on the OTC Bulletin Board under the symbol "AVSG." Our common stock was no longer eligible for such quotation as of December 2, 1999 because this Form 10-SB had not been declared effective by the Securities and Exchange Commission by such date. Our common stock is currently quoted on the "pink sheets" and we anticipate that our common stock will be quoted again on the OTC Bulletin Board if this Form 10-SB becomes effective. Generally, common stock which is quoted on the "pink sheets" has less liquidity than stock quoted on the OTC Bulletin Board because some broker-dealers will not execute orders for stock quoted on the "pink sheets" and because pricing information is more difficult to obtain. This illiquidity may result in a lower stock price.

      HOLDERS OF RESTRICTED STOCK WILL NOT BE ALLOWED TO SELL SUCH STOCK FOR 90 DAYS

      Much of our outstanding common stock constitutes "restricted securities" under Rule 144 promulgated under the Securities Act of 1933 (the "1933 ACT"). Restricted securities are securities acquired from an issuer or an affiliate of an issuer in a transaction not involving a public offering (i.e., a private placement). Such securities may be sold in accordance with Rule 144. Upon the effective date of this filing, our company will become a "reporting" company and will be required to file periodic reports with the Securities and Exchange Commission. Pursuant to Rule 144, a reporting company must be subject to the reporting requirements for a period of at least 90 days immediately prior to a sale of restricted securities. As such, holders of restricted securities will not be able to rely on Rule 144 to sell restricted securities for a 90 day period immediately following the effective date of this filing. Even after the expiration of this 90 day period, holders of restricted securities must, prior to selling such securities, present our company with a legal opinion in satisfactory form stating that such securities may be sold in reliance on Rule 144.

      OUR COMMON STOCK MAY FLUCTUATE SIGNIFICANTLY

      Our common stock has experienced, and is likely to experience in the future, significant price and volume fluctuations which could adversely affect the market price of our common stock without regard to our operating performance. In addition, we believe that factors such as quarterly fluctuations in our financial results, announcements by other designers and marketers of sportswear, and changes in the overall economy or the condition of the financial markets could cause the price of our common stock to fluctuate substantially.

      OUR COMMON STOCK MAY BE DEEMED TO BE "PENNY STOCK"

      Our common stock may be deemed to be "penny stock" as that term is defined in Rule 3a51-1 promulgated under the Securities Exchange Act of 1934. Penny stocks are stock:

      o     With a price of less than $5.00 per share;

      o     That are not traded on a "recognized" national exchange;

      o Whose prices are not quoted on the Nasdaq automated quotation system (Nasdaq listed stock must still have a price of not less than $5.00 per share); or

      o In issuers with net tangible assets less than $2.0 million (if the issuer has been in continuous operation for at least three years) or $5.0 million (if in continuous operation for less than three years), or with average revenues of less than $6.0 million for the last three years.

      Broker/dealers dealing in penny stocks are required to provide potential investors with a document disclosing the risks of penny stocks. Moreover, broker/dealers are required to determine whether an investment in a penny stock is a suitable investment for a prospective investor. These requirements may reduce the potential market for our common stock by reducing the number of potential investors. This may make it more difficult for investors in our common stock to resell shares to third parties or to otherwise dispose of them. This could cause our stock price to decline.

      OUR STOCK PRICE COULD DECLINE DUE TO SEASONAL FLUCTUATIONS IN THE DEMAND FOR OUR PRODUCTS AND GENERAL ECONOMIC CONDITIONS

      Our business has been, and will continue to be, highly seasonal, and our quarterly operating results will fluctuate due to the seasonality of our sales of sportswear, among other things. Our sales tend to be highest during our first and second calendar quarters (i.e., January through June), and lowest during our third and fourth calendar quarters (i.e., July through December). Other factors contributing to the variability of our operating results include:

      o     Seasonal fluctuation in consumer demand;

      o     The timing and amount of orders from key customers; and

      o The timing and magnitude of sales of seasonal remainder merchandise and availability of products.

      In addition, any downturn, whether real or perceived, in general economic conditions or prospects could change consumer spending habits and decrease demand for our products.

      As a result of these and other factors, our operating results may fall below market analysts' expectations in some future quarters, and our stock price may decline.

      OUR OFFICERS AND DIRECTORS EXERCISE CONTROL OF THE COMPANY

      Our executive officers and directors beneficially own approximately 66.0% of our outstanding common stock. As a result, these shareholders acting together would be able to exert significant influence over most matters requiring shareholder approval, including the election of directors. They would also be able to delay or deter a change in control, which may result in shareholders not receiving a premium on their stock.

      WE COULD FAIL TO ATTRACT OR RETAIN KEY PERSONNEL

      Our success largely depends on the efforts and abilities of key executives and consultants, including Earl T. Ingarfield, our Chairman and Chief Executive Officer, Jerry L. Busiere, our Secretary, Treasurer and a Director, and Barnum Mow, Chief Executive Officer and President of our wholly-owned subsidiary and a Director of our company. The loss of the services of any of these people could materially harm our business because of the cost and time necessary to replace and train such personnel. Such a loss would also divert management attention away from operational issues. We do not have an employment agreement with Mr. Busiere. We have entered into three year employment agreements with Mr. Ingarfield and Mr. Mow, respectively. We do not maintain key-man life insurance policies on any of these people.

      WE FACE RISKS RELATED TO COLLECTION OF RECEIVABLES

      We extend credit to our customers based on an assessment of their financial circumstances, generally without requiring collateral. Our business is seasonal and we may, in the future, offer customer discounts for placing pre-season orders and extended payment terms for taking delivery before the peak shipping season. Any such extended payment terms increase our exposure to the risk of uncollectible receivables. Some of our customers have experienced financial difficulties in the past, and future financial difficulties of customers could materially harm our business. We have a limited amount of experience in managing our credit and collection operations. Our inability to properly manage this credit risk and to collect trade credit will further strain our cash position and hamper our ability to pay our bills.

      WE COULD FAIL TO ANTICIPATE CHANGES IN FASHION TRENDS

      Fashion trends can change rapidly, and our business is particularly sensitive to such changes because we typically design and arrange for the manufacture of our apparel substantially in advance of sales of our products to consumers. We cannot assure you that we will accurately anticipate shifts in fashion trends, or in the popularity of golf, and adjust our merchandise mix to appeal to changing consumer tastes in apparel in a timely manner. If we misjudge the market for our products or are unsuccessful in responding to changes in fashion trends or in market demand, we could experience insufficient or excess inventory levels, missed market opportunities or higher markdowns, any of which could substantially harm our business and our brand image.

      WE FACE SUBSTANTIAL COMPETITION IN OUR BUSINESS

      The sportswear and outerwear segments of the apparel industry are highly competitive. Competition is based primarily on brand recognition, product differentiation and quality, style and production flexibility. Our future growth and financial success depend on our ability to further penetrate and expand our distribution channels, including golf, corporate, international and retail sales. We encounter substantial competition in the golf distribution channel from Polo/Ralph Lauren, Cutter & Buck, Ashworth, Antiqua and Izod. Many of our competitors are significantly larger and more diversified than we are and have substantially greater resources available for developing and marketing their products. Many of our competitors' brands also have greater name recognition than our brands. In addition, our competitors may be able to enter the emerging e-commerce marketplace more quickly or more efficiently than us. We cannot assure you that we will successfully compete in this industry.

      OUR FLEXIBILITY TO USE ANY CASH FROM OUR OPERATIONS OR EXTERNAL FINANCING MAY BE LIMITED DUE TO MINIMUM ROYALTY PAYMENTS

      We are required to pay minimum royalty payments under the licenses for the "Dockers Golf" and "British Open Collection," whether we sell licensed products or not. Our ability to use available cash as we see fit may be restricted due to our obligation to pay these minimum royalty payments. This could place a strain on our ability to pay other bills or to spend such cash in the most productive manner. As a result, we may not be able to purchase equipment, to take advantage of corporate opportunities or to maximize our operating results.

ITEM 2.     MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

      THE  FOLLOWING   INFORMATION  SHOULD  BE  READ  IN  CONJUNCTION  WITH  THE
CONSOLIDATED FINANCIAL STATEMENTS OF OUR COMPANY AND THE NOTES THERETO APPEARING ELSEWHERE IN THIS FILING.

OVERVIEW

      Through our wholly-owned subsidiary, we design, manufacture and market distinctive premium and moderately-priced sportswear. We sell our products primarily through golf pro shops and resorts, corporate sales accounts and better specialty stores. Our sportswear is marketed under three distinct labels:
Avid Sportswear, British Open Collection and Dockers Golf. From our incorporation on September 19, 1997 until March 1, 1999, we had no operations. On March 1, 1999, we acquired Avid Sportswear, Inc., which has been in the business of designing, manufacturing and marketing golf apparel since October 6, 1988. For accounting purposes, the acquisition was treated as a purchase of Avid Sportswear, Inc. All of our business operations are conducted through Avid Sportswear, Inc.

      The following financial statements of our company and our predecessor, Golf Innovations Corp., are included in this filing:

      o Audited balance sheet as of December 31, 1999 and audited statements of income, cash flows and changes in stockholders' equity for the years' ended December 31, 1999 and 1998; and

      o Audited balance sheet as of December 31, 1998 and audited statements of income, cash flows and changes in stockholders' equity for the years' ended December 31, 1998 and 1997 (predecessor).

      Note 6 of our company's audited financial statements includes an unaudited consolidated pro forma balance sheet as of December 31, 1998 and an unaudited consolidated pro forma statement of income for the year ended December 31, 1998. These pro forma financial statements assume for comparison purposes that our company had acquired Avid Sportswear, Inc. on January 1, 1998 instead of March 1, 1999.

      The  following  financial  statements  of  Avid  Sportswear,   Inc.  are
included in this filing:

        o Audited balance sheet as of December 31, 1998 and audited statements of income, cash flows, and changes in stockholders' equity for the years ended December 31, 1998 and 1997.

      Note 10 of Avid Sportswear, Inc.'s audited financial statements includes an unaudited consolidated pro forma balance sheet as of December 31, 1998 and an unaudited consolidated pro forma statement of income for the year ended December 31, 1998. These pro forma financial statements assume for comparison purposes that our company had acquired Avid Sportswear, Inc. on January 1, 1998 instead of March 1, 1999.

PLAN OF OPERATIONS

      ADDITIONAL FUND RAISING ACTIVITIES. As of December 31, 1999, we had $237,407 cash-on-hand. Since that time, we have funded our operations through a combination of internally generated cash, funds loaned to our company by certain of its officers and directors and through the sale of securties. See "Certain Relationships and Related Parties." On November 19, 1999, we replaced our existing $500,000 loan with First State Bank with a new $1,000,000 loan. This revolving line of credit is secured by substantially all of our assets. In addition, through April 26, 2000, we have received subscriptions of approximately $2.7 million from the sale of our common stock at $0.35 per share in a private offering. We will need to raise additional funds to meet expected demand for our products in 2000 and beyond. Expenses are anticipated to increase in preparation of the upcoming season due to, among other things, the addition of the Dockers Golf and British Open Collection labels. If we underestimate demand or incur unforeseen expenses in our product design or other areas, such funds may be required earlier.

      SUMMARY OF ANTICIPATED PRODUCT DEVELOPMENT. We spent approximately $350,000 on product development in 1999 and expect to spend approximately $350,000 on product development in 2000 in preparing for future seasons and in designing products for the Dockers Golf and British Open Collection labels. Because these product development efforts are in their infancy, we expect these efforts to continue into the foreseeable future. Initially, these efforts are expected to focus on golf-related apparel and may eventually include other types of apparel. Even after our product lines mature, we expect product development to remain a significant expense due to changing fashions and other factors. We expect a national roll-out of our Dockers Golf and British Open Collection labels in the Fall of 2000.

      SIGNIFICANT PLANT AND EQUIPMENT PURCHASES. In 2000, we expect to purchase computer hardware and software, telephone and embroidery equipment. We estimate that the cost of this equipment to be approximately $725,000.

      CHANGES IN NUMBER OF EMPLOYEES. We currently have 35 employees. As shown in the following chart, we anticipate hiring additional personnel during 2000 in connection with our expected growth plans. We believe that these personnel will be adequate to accomplish the tasks set forth in the plan.

                                    EXISTING       PROJECTED
                                    EMPLOYEES      EMPLOYEES
      DEPARTMENT                       1999           2000
      ----------                       ----           ----
      Marketing and Sales               5              7
      Embroidery and Sewing             11             20
      Warehousing and Delivery          4              15
      Design and Production             3              6
      Administrative and other
                                     --------       --------
      Total Employees                   35             73
                                     --------       --------

      Independent Contractors -         31             34
                                     --------       --------

RESULTS OF OPERATIONS

      The following table sets forth, for the periods presented, the percentage of net sales represented by certain items in our company's Consolidated
Statement of Operations for the year ended December 31, 1999 and in Avid Sportswear, Inc.'s Statements of Operations for the years ended December 31, 1998 and 1997:

                                       PERCENTAGE OF NET SALES
                                       -----------------------


                                        COMPANY        AVID SPORTSWEAR, INC.    AVID SPORTSWEAR, INC.
                                       YEAR ENDED              YEAR ENDED               YEAR ENDED
                                    DEC. 31, 1999           DEC. 31, 1998            DEC. 31, 1997
                                    -------------           -------------            -------------
      Sales, net                         100.0%                  100.0%                   100.0%

      Cost of goods sold                (83.0%)                 (72.0%)                  (69.0%)
                                        -------                 -------                  -------
      Gross margin                        17.0%                   28.0%                    31.0%
                                        -------                 -------                  -------
      Operating expenses               (212.7%)                 (43.8%)                  (44.4%)
                                        -------                 -------                  -------
      (Loss) Income from Operations    (195.8%)                 (15.8%)                  (13.3%)
                                        -------                 -------                  -------
      Interest expense                  (18.6%)                  (3.6%)                   (3.7%)
                                        -------                 -------                  -------
      Net loss                         (213.3%)                 (20.0%)                  (18.3%)
                                       ========                 =======                  =======



      Our results of operations for the year ended December 31, 1999 include both our company and Avid Sportswear, Inc. Our operating expenses in this period were $5.0 million, or 212.7% of net sales. This was primarily attributable to employment costs of $1.4 million, marketing and advertising of $0.4 million, travel of $0.3 million and common stock issued for promotional and other services resulting in a total non-cash operating expense of approximately $1.9 million, consisting of the following issuances:

      o 2,580,000 shares of common stock, valued at $0.75 per share, for total cash consideration and debt conversion of $610,000 and debt conversion of $35,000, or $0.25 per share. This resulted in a non-cash operating expense of approximately $1.3 million to reflect the difference between the $0.25 per share actually paid and the $0.75 per share which our company had been selling shares of common stock to independent third parties during the same time period.

      o 800,000 shares of common stock, valued at $0.75 per share, for media services. This resulted in a non-cash operating expense of $600,000.

SEASONALITY

      Our business has been, and will continue to be, highly seasonal, and our quarterly operating results will fluctuate due to the seasonality of our sales of sportswear, among other things. Our sales tend to be highest during our first and second calendar quarters (i.e., January through June), and lowest during our third and fourth calendar quarters (i.e., July through December). Other factors contributing to the variability of our operating results include:

      o     Seasonal fluctuation in consumer demand;
      o     The timing and amount of orders from key customers; and
      o The timing and magnitude of sales of seasonal remainder merchandise and availability of products.

      As a result of these and other factors, our operating results may fall below market analysts' expectations in some future quarters, which could materially harm the market price of our common stock.

LIQUIDITY AND CAPITAL RESOURCES

      As of December 31, 1999, we had $237,407 in cash-on-hand, consisting mainly of the net proceeds from the sale of common stock. A discussion of how we generated and used cash in the period follows:


      OPERATING ACTIVITIES. Our operating activities used $2.3 million in cash during the period, consisting mainly of a net loss of $5.0 million, partially offset by common stock issued for services valued at $1.9 million, depreciation and amortization of $0.4 million and conversion of debt to equity of $0.3 million.


      INVESTING ACTIVITIES. Our investing activities used $0.3 million in cash during the period, consisting mainly of the purchase of sewing, folding and steam machines and embroidery equipment.

      FINANCING ACTIVITIES. Financing activities provided net cash of $2.7 million, generated mainly by the sale of common stock in the amount of $1.8 million and the receipt of net loan proceeds of $1.3 million. These loan proceeds consisted primarily of a $1.0 million revolving line of credit from an institutional lender, loans of $1.2 million from Messrs. Ingarfield, Browning and LaValliere and $0.3 million for the collection of a receivable from Mr. Ingarfield. See "Certain Relationships and Related Transactions." This cash received during the period was partially offset by the cash used to purchase Avid Sportswear, Inc. The purchase price consisted of $0.7 million paid to the former shareholders of Avid Sportswear and the issuance of 1.2 million shares. We also advanced to Avid Sportswear, Inc. $1.8 million to payoff certain accounts payable.

      Since December 31, 1999, we have funded our operations primarily through funds loaned from certain of our company's officers and directors and the sale of our common stock in a private offering. These loans totaled $0.9 million since December 31, 1999, including $0.6 million from Mr. Ingarfield. See "Certain Relationships and Related Transactions." In addition, we have received subscriptions of $2.7 million from the sale of our common stock at a price of $0.35 per share in a private offering. Expenses are anticipated to increase in preparation of the upcoming season due to, among other things, the addition of the Dockers Golf and British Open Collection labels. Our need for funding will increase likewise. If we underestimate demand or incur unforeseen expenses in our product design or other areas, such funds may be required earlier.

GOING CONCERN OPINION

      Our independent auditors have added an explanatory paragraph to their audit opinions issued in connection with the 1999 and 1998 financial statements which states that our company does not have significant cash or other material assets to cover its operating costs and to allow it to continue as a going concern. Our ability to obtain additional funding will determine our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.

ITEM 3.     DESCRIPTION OF PROPERTY.

      Our corporate headquarters are located at 22 South Links Avenue, Suite 204, Sarasota, Florida 34236. Our corporate headquarters occupies about 2,017 square feet pursuant to a five year lease which will expire on June 30, 2004. Most of our operations are conducted from a 39,640 square foot production and warehouse facility in Gardena, California leased by our wholly-owned subsidiary. This lease has a five year term, expiring on March 31, 2004. We believe our existing facilities will be adequate for the foreseeable future.

ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

      The following table sets forth as of March 6, 2000, the names, addresses and stock ownership in our company for the current directors and named executive officers of our company and every person known to our company to own five percent (5%) or more of the issued and outstanding shares of the common stock:

                                                   SHARES
      TITLE OF    NAME AND ADDRESS OF            BENEFICIARY     PERCENTAGE
      CLASS:      BENEFICIAL OWNER:                OWNED:        OF CLASS(1):
      ------      -----------------                -----         -----------

      Common      Earl T. Ingarfield(2),(4)      14,456,017        46.1%
                  22 South Links Avenue
                  Suite 204
                  Sarasota, Florida  34236

      Common      Jerry L. Busiere                  100,000         0.3%
                  22 South Links Avenue
                  Suite 204
                  Sarasota, Florida  34236

      Common      Thomas L. Browning(4)           1,489,359         4.7%
                  22 South Links Avenue
                  Suite 204
                  Sarasota, Florida  34236

      Common      Michael LaValliere(4)           1,590,017         5.1%
                  22 South Links Avenue
                  Suite 204
                  Sarasota, Florida  34236

      Common      David Roderick                  1,000,000         3.2%
                  22 South Links Avenue
                  Suite 204
                  Sarasota, Florida  34236

      Common      Barnum Mow(3)                   2,064,477         6.6%
                  22 South Links Avenue
                  Suite 204
                  Sarasota, Florida  34236

      Common      All Officers and Directors     20,699,870        66.0%
                  as a Group(4)

     ----------------------

(1) Based on the number of shares of common stock outstanding as of March 6, 2000. On such date, we had 31,375,956 shares of common stock outstanding, including options to purchase 864,477 shares at $0.375 per share granted to Mr. Mow and options to purchase a total of 1,000,000 shares at $0.30 per share granted under our stock plan to Messrs. Ingarfield, Browning, LaValliere and two other individuals. See "Executive Compensation - Stock Plan." This excludes warrants to purchase 100,000 shares at an exercise price of $0.50 per share to an investor and warrants to purchase 285,714 shares at an exercise price of $1.50 per share, and warrants to purchase 39,000 shares at $0.01 per share. This also excludes shares of common stock sold in our on-going private offering. As of April 26, 2000, we had subscriptions for the purchase of 7,800,308 shares of common stock. Taking these shares into account would increase our total number of shares outstanding to 39,176,304.

(2) Includes all stock held by Mr. Ingarfield and Lido Capital Corporation, an entity in which Mr. Ingarfield is the sole owner, officer and director.

(3) Includes options granted on January 25, 2000 to purchase 864,477 shares of $0.375 per share.

(4) Includes options to purchase 200,000 shares at $0.30 per share granted to each of Messrs. Ingarfield, Browning and LaValliere. See "Executive Compensation - Stock Plan."

POTENTIAL CHANGE OF CONTROL

      To secure some of our indebtedness, Mr. Ingarfield pledged (i.e., tendered shares of common stock to the lender as security for the indebtedness) 9,000,000 shares of common stock in our company. If we are unable to repay this indebtedness when due or otherwise default on such indebtedness, then the lender may foreclose on these shares of common stock in satisfaction of all or part of such indebtedness. This would result in the lender becoming the owner of these shares. As a result, the lender would be able to exert significant control over our company.

ITEM 5.     DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

      Information concerning our current executive officers and directors is set forth in the following table:

      NAME:                  AGE:  POSITION:
      -----                  ----  ---------

      NAME:                  AGE:  POSITION:

      Earl T. Ingarfield     40    President, Chief Executive Officer and
                                   Chairman

      Jerry L. Busiere       65    Secretary, Treasurer and Director

      Michael E. LaValliere  39    Director

      Thomas L. Browning     39    Director

      Barnum Mow             43    Director and Chief Executive  Officer and
                                   President of Avid Sportswear, Inc.

      David Roderick         47    Executive Vice-President of Merchandising and
                                   Design of Avid Sportswear, Inc.

      EARL T. INGARFIELD has been the Chief Executive Officer, President and Chairman since June 1998. Since June 30, 1995, Mr. Ingarfield has also been the sole owner of Lido Capital Corporation, a privately-held company in Sarasota, Florida. From 1979 to 1987, he was a professional hockey player for the Atlanta Flames, Calgary Flames and Detroit Red Wings. For many years, he has also been involved in Indy-car racing, offshore boat racing and is an avid golfer.

      JERRY L. BUSIERE has been the Secretary, Treasurer and a Director since June 1998. Mr. Busiere has over forty-one years of experience in accounting and taxation. From 1997 to July 1998, he was Controller of Lido Capital Corporation, a privately-held company owned by Mr. Ingarfield. From 1989 to 1995, he was a Senior Rate Analyst and Chief Financial Officer of Poly-Portables, Inc., a Georgia-based manufacturing company. From 1962 to 1988, he owned his own accounting practice. He has served as a consultant for numerous companies, such as Wellcraft Boat Manufacturing, Englewood Disposal Service, Poly-Portables, Inc., Colony Beach Resort, Buccaneer Inn and Far Horizon Resorts. He received an A.S. Degree in 1973 from the University of South Florida in Sarasota, Florida.

      MICHAEL E. LAVALLIERE has been a Director of our company since June, 1998. Since 1996, he has also been President and CEO of Collaborative Marketing Services, Inc. ("CMS"), a leader in the marketing and distribution of kiosk advertising programs and point of sale machines in a broad range of applications. Under Mr. LaValliere's leadership, CMS has become an industry leader in the area of web page design activities for the Internet. From 1993 to 1996, he served as Vice President of Sales and Marketing for Interactive Golf Services, Inc. ("IGSI"), a company which provided touch screen kiosks to the golf market. Under Mr. LaValliere's direction, IGSI developed a client base which included Maxfli Golf Co., Taylor Made Golf Co. and Cleveland Golf Co. From 1981 to 1995, he was a professional baseball player as a member of the Philadelphia Phillies (1981-1984), St. Louis Cardinals (1985-1986), Pittsburgh Pirates (1987-1992) and Chicago White Sox (1993-1995). While a member of the Pirates and White Sox, he was elected to serve as the player union representative with negotiation responsibilities in the area of labor contracts, pension plans, player marketing rights and licensing agreements.

      THOMAS L. BROWNING has been a Director of our company since June, 1998. From 1992 to 1996, he was a member of the Cincinnati Reds Major League Baseball team. Since retiring from professional baseball, Mr. Browning has been a General Partner of Ashley Canterbury, a residential construction company in the greater Cincinnati area, and also serves an active role in community youth programs and the United Way.

      BARNUM MOW has been Chief Executive Officer and President of Avid Sportswear, Inc. since September, 1999. From 1983 until September 1999, Mr. Mow was Senior Vice President of Bugle Boy Industries, a wholesale and retail apparel company with combined annual sales of $550,000,000. Over a sixteen year period of progressive management responsibility, Mr. Mow became responsible for Bugle Boy's operations, distributions, sales, and management information systems. Most recently, he led a management team, comprised for four vice-presidents and four directors, which was responsible for over nine hundred employees and a $40,000,000 annual operating budget. Mr. Mow managed four distribution sites, totaling over one million square feet in size and which supported two thousand five hundred wholesale accounts and two hundred sixty retail stores; the integration of software development with hardware platforms used to support Bugle Boy's activities; and Bugle Boy's website, intranet, telecommunications, video conferencing, and Internet e-commerce. He was responsible for costing, merchandising, product development, production, and bringing to market four different line breaks per year. Mr. Mow was also the National Sales Manager for Bugle Boy Active Wear, Swim Wear and T-shirts, which accounted for $70,000,000 in annual sales. Mr. Mow received a B.S. in Business Administration from the University of Southern California.

      DAVID RODERICK had been a Director of our company from March 1, 1999 to November 26, 1999 and Executive Vice-President of Merchandising and Design of our wholly-owned subsidiary since September, 1999. In this capacity, Mr. Roderick is primarily responsible for our company's three brands: Avid Sportswear, Dockers Golf and British Open Collection. Mr. Roderick founded Avid Sportswear, Inc. in October of 1988. He served as President of Avid Sportswear, Inc. until September, 1999, during which time he was responsible for the product and brand development of the Avid Sportswear brand name.

      ITEM 6.     EXECUTIVE COMPENSATION.

      SUMMARY COMPENSATION TABLE. The following table provides information about the compensation paid by our company to its Chief Executive Officer and all other current executive officers who were serving as executive officers at the end of 1999 and who received in excess of $100,000:


                                                   ANNUAL COMPENSATION                 LONG-TERM COMPENSATION
                                       --------------------------------------------  --------------------------
                                                                                     SECURITIES
                                                                                     UNDERLYING      ALL OTHER
NAME AND PRINCIPAL                                                 OTHER ANNUAL        OPTIONS     COMPENSATION
POSITION(S)                   YEAR       SALARY ($)   BONUS ($)    COMPENSATION ($)    (#S)(1)         ($)(2)
--------------------------- ---------  ------------- ----------- ------------------  ------------  ------------
Earl T. Ingarfield(1)          1999          --           --             --               --            --
Chief Executive Officer,
President and Chairman of      1998          --           --             --               --            --
the Board of Directors

Jerry L. Busiere(2)            1999          --           --             --               --            --
Secretary, Treasurer and
Director                       1998          --           --             --               --            --

Barnum Mow(3)                  1999       $70,577       $25,000          --               --            --
President of Avid
Sportswear, Inc.

David Roderick, Executive      1999      $150,000         --          $12,000             --            --
Vice-President of
Merchandising and Design of    1998      $150,000         --          $12,000             --            --
Avid Sportswear, Inc.(4)
---------------------


(1) Mr. Ingarfield became Chief Executive Officer, President and Chairman of the Board of Directors in June, 1998.

(2)   Mr. Busiere became  Secretary,  Treasurer and  a  Director in  June, 1998.

(3) Mr. Mow became Chief Executive Officer and President of our wholly-owned subsidiary on September 17, 1999.

(4) Mr. Roderick's other annual compensation consists of a company car and automobile insurance.


EMPLOYMENT AGREEMENTS

      On February 29, 2000, we entered into a three-year employment agreement with Mr. Ingarfield. Pursuant to this agreement, Mr. Ingarfield is employed as the Chief Executive Officer and President of our company. Mr. Ingarfield will have a annual base salary of $325,000, plus annual cost of living adjustments and other increases to be determined by the Board of Directors. Except in the event of a change of control or other special circumstance, Mr. Ingarfield's salary (less employment taxes) will be paid quarterly in our company's stock on the last day of each calendar quarter. In addition, Mr. Ingarfield will be entitled to annual incentive bonus compensation in an amount to be determined by the Board of Directors. Mr. Ingarfield is entitled to a company car. In the event that Mr. Ingarfield's employment is terminated by our company without "cause" or by Mr. Ingarfield for "good reason" (which includes a change of control), he is entitled to receive all accrued or earned but unpaid salary, bonus (defined as an amount equal to the prior years' bonus) and benefits for the lesser of the balance of the term or three years. In addition, Mr. Ingarfield is entitled to certain relocation expenses incurred in a change of principal residence. The agreement provides that Mr. Ingarfield will not compete with our company during his employment and for two years thereafter unless his employment is terminated by our company without "cause" or by Mr. Ingarfield for "good reason." Mr. Ingarfield has demand and piggy-back registration rights with respect to his stock in our company. Mr. Ingarfield may require our company to file a registration statement with respect to this stock on an annual basis.

Additional terms of Mr. Ingarfield's employment are set forth in his employment agreement, which is included as an exhibit to this filing.

      Our wholly-owned subsidiary entered into a three year employment agreement with Barnum Mow, commencing September 17, 1999. Upon the expiration of the initial term, the agreement will automatically renew for one year terms unless either party elects not to renew the agreement by providing written notice to the other party at least four months' prior to the expiration of any term. Mr. Mow is employed as the Chief Executive Officer and President of our wholly-owned subsidiary, Avid Sportswear, Inc. His base salary is $300,000 per year, subject to increases as determined by the employer. In addition to his salary, Mr. Mow also received a bonus of $25,000 in 1999. His bonus will be the same for each year during the term unless the employer establishes a formal bonus plan. The employer will reimburse Mr. Mow for all reasonable expenses incurred in connection with the performance of his duties. On January 25, 2000, our company granted Mr. Mow options to purchase 864,477 shares of our common stock at a purchase price of $0.375 per share. Additional terms of Mr. Mow's employment are set forth in his employment agreement, which is included as an exhibit to our company's Registration Statement on Form 10-SB filed with the Commission on December 1, 1999.

      Our wholly-owned subsidiary also entered into a five year employment agreement with David Roderick, effective January 1, 1999. From January, 1999, until September, 1999, Mr. Roderick was employed as the President of Avid Sportswear, Inc. In September, 1999, Mr. Roderick became the Executive Vice President of Merchandising and Design. His base salary is $150,000, subject to increases as determined by the employer. In addition, Mr. Roderick will be eligible for bonuses at the discretion of the Board of Directors. The employer will reimburse Mr. Roderick for all reasonable expenses incurred in connection with the performance of his duties. Additional terms of employment are set forth in his employment agreement, which is included as an exhibit to our company's Registration Statement on Form 10-SB filed with the Commission on December 1, 1999.

      We have not entered into an employment agreement with Mr. Busiere.

STOCK PLAN

      On January 17, 2000, we adopted our company's 2000 Stock Incentive Plan, under which our key employees, consultants, independent contractors, officers and director are eligible to receive grants of stock or stock options. Our company has reserved a total of 3,000,000 shares of common stock under the incentive plan. It is presently administered by the Board of Directors. Subject to the provisions of the incentive plan, the Board of Directors has full and final authority to select the individuals to whom options will be granted, to grant the options and determine the terms and conditions and the number of shares issued pursuant thereto.

      The maximum term of any option granted under the incentive plan is ten years, except that with respect to incentive stock options granted to a person possessing more than ten percent of the total combined voting power of all our classes of stock, the maximum term of such options is five years. The exercise price of incentive stock options under the incentive plan is the fair-market value of the stock underlying the options on the date of grant and, in the case of an incentive stock option granted to a ten-percent shareholder, the exercise price must be at least 110% of the fair-market value of our stock at the time the option is granted.

      On January 17, 2000, we granted stock options as follows:

            NAME:          NO. OF SHARES:     EXERCISE PRICE:     EXPIRATION:
            ----           -------------      --------------      ----------

      Earl T. Ingarfield      200,000             $0.30      January 16,  2010

      Thomas Browning         200,000             $0.30      January 16,  2010

      Michael LaValliere      200,000             $0.30      January 16,  2010

            NAME:          NO. OF SHARES:     EXERCISE PRICE:     EXPIRATION:
            ----           -------------      --------------      ----------

      Steven Ponsler          200,000             $0.30      January 16,  2010

      Jeff Abrams             200,000             $0.30      January 16,  2010

All of these options were granted in consideration of the recipients' agreement to cancel certain shares of common stock which had previously been issued as a result of the individual's agreement to personally guaranty a portion of our company's indebtedness to unrelated parties.

RESTRICTED STOCK GRANT

      On January 17, 2000, we granted Barnum Mow, Chief Executive Officer and President of our wholly-owned subsidiary, 1.2 million shares of our common stock, in part, to provide an economic incentive to maximize our financial results. These shares will be restricted shares, all shares were vested upon grant and none are subject to any restrictions.

ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

      LOANS. From time to time we have entered into related party transactions primarily to finance the operations of our company. The Company has borrowed money periodically from Messrs. Ingarfield, Browning and LaValliere. Some of the loans described below have been made by Lido Capital Corporation, an entity wholly-owned by Mr. Ingarfield. Because Mr. Ingarfield has exclusive control over Lido Capital Corporation, all loans from Mr. Ingarfield and Lido Capital Corporation are reflected as loans from Mr. Ingarfield. Below is a summary of all loans to and from related parties since January 1, 1998:

      o In 1998, our company loaned a total of $253,500 to Mr. Ingarfield, consisting of a $100,000 loan on June 25, 1998, a $143,500 loan on November 30, 1998 and a $10,000 loan on December 31, 1998.

      o In January 1999, Mr. Browning loaned $50,000 to our company. In addition, Mr. Ingarfield repaid $237,000. Our Company loaned an additional $126,500 to Mr. Ingarfield in January 1999. As of the end of January 1999, Mr. Ingarfield owed our company $143,000.

      o In February 1999, Mr. Ingarfield repaid $20,000 to our company and our company loaned Mr. Ingarfield $5,704. In addition, Mr. LaValliere and Mr. Browning loaned $35,000 and $47,000, respectively, to our company. As of the end of February 1999, Mr. Ingarfield owed $128,704 to our company, our company owed Mr. LaValliere a total of $35,000 and Mr. Browning a total of $97,000.

      o     In  March  1999,  Mr. Ingarfield   repaid   $500 to our company.  In
            addition, our company loaned Mr. Ingarfield $15,000. As of the end of March 1999, Mr. Ingarfield owed our company a total of $143,204.

      o In April 1999, Mr. Ingarfield repaid $116,250 to our company and our company loaned an additional $26,562 to Mr. Ingarfield. As of the end of April 1999, Mr. Ingarfield owed $53,516 to our company.

      o In May 1999, Mr. Ingarfield paid off the balance of his loan to our company in the amount of $53,516 and loaned our company $136,484. Further, our company repaid $40,292 to Mr. Ingarfield. As of the end of May 1999, our company owed Mr. Ingarfield $96,192.

      o In June 1999, Mr. Ingarfield loaned $151,000 to our company and repaid $51,000 to Mr. Ingarfield. As of the end of June 1999, our company owed Mr. Ingarfield $196,192.

      o In July 1999, Mr. Ingarfield loaned $30,000 to our company. As of the end of July 1999, our company owed Mr. Ingarfield a total of $226,192.

      o In August 1999, Mr. Ingarfield loaned $30,000 to our company. As of the end of August 1999, our company owed Mr. Ingarfield a total of 256,192.

      o In September 1999, Mr. Ingarfield loaned $53,000 to our company. As of the end of September 1999, our company owed Mr. Ingarfield a total of $309,192.

      o In October 1999, Mr. Ingarfield loaned $25,000 to our company. As of the end of October 1999, our company owed Mr. Ingarfield a total of $334,192.

      o In November 1999, Mr. Ingarfield loaned $53,919 to our company. As of the end of November 1999, our company owed Mr. Ingarfield a total of 388,111.

      o In December 1999, Mr. Ingarfield loaned $394,509 to our company. As of December 28, 1999, our company owed Mr. Ingarfield a total of $782,620. In addition, Mr. Browning loaned $300,000 to our company. As of December 28, 1999, our company owed Mr. Browning a total of $397,000. Our company's total indebtedness to Messrs. Ingarfield and Browning as of December 28, 1999 was $1,179,620. As described in more detail below, the entire outstanding principal balance, plus accrued interest, of Mr. Ingarfield's loan and $97,000 of Mr. Browning's loan were converted into shares of our common stock on December 28, 1999.

Effective December 1, 1999, Messrs. Ingarfield, LaValliere and Browning entered into revolving convertible demand notes in the amounts of $1,500,000, $125,000 and $500,000, respectively. Each of these notes is due on demand and bears an annual interest rate of 10%. As of December 28, 1999, accrued but unpaid interest on these loans was $52,927, owed as follows: $39,131 to Mr. Ingarfield, $10,659 to Mr. Browning and $3,137 to Mr. LaValliere. Interest on all three notes is payable monthly commencing on April 1, 2000. The holders can elect to convert the indebtedness into shares of common stock at any time at a price equal to 80% of our common stock's closing price on the date of conversion. The company recognized additional interest expense of $293,381 to reflect the 20% discount. Effective December 28, 1999, Messrs. Ingarfield, Browning and LaValliere elected to convert all or a portion of the outstanding principal and interest under such convertible notes into shares of common stock, as follows:

     NAME:               INDEBTEDNESS:  CONVERSION PRICE:    NO. OF SHARES:
     ----                ------------   ----------------     -------------

     Mr. Ingarfield        $821,750          $0.22             3,735,227

     Mr. Browning          $107,659          $0.22               489,359

     Mr. LaValliere         $38,137          $0.22               173,350

      In January 2000, Mr. Ingarfield loaned our company a total of $557,562, Mr. LaValliere loaned our company a total of $125,000 and Mr. Browning loaned our company a total of $200,000. Pursuant to the terms of his convertible demand note, on January 25, 2000, Mr. Ingarfield elected to convert $247,562 into 825,207 shares of our common stock at a conversion price of $0.30 per share, or 80% of the closing price on that date. Also on that date, Mr. LaValliere elected to convert $125,000 into 416,667 shares of common stock at a conversion price of $0.30 per share. On February 1, 2000, Mr. Ingarfield elected to convert $236,498 into 695,583 shares of our common stock at a conversion price of $0.34 per share, or 80% of the closing price on that date. As of February 29, 2000, our company owed Mr. Ingarfield a total of $73,502, plus accrued interest, and Mr. Browning a total of $500,000, plus accrued interest.

      SALE OF STOCK. In addition to the loans referenced above, our company has sold common stock to Earl Ingarfield, Thomas Browning and Michael LaValliere in order to help finance our company's operations. We also issued common stock to

David Roderick in connection with the acquisition of Avid Sportswear, Inc. Below is a summary of all sales or issuance of common stock to such persons since January 1, 1998:


      o In June 1998, we sold 6,000,000 shares of common stock to Mr. Ingarfield for $0.05 per share paid in cash and services. Total consideration paid for these shares was $20,000 in cash and $280,000 in services. An administrative expense was recorded to value the sale to $0.05 per share. The number of shares issued reflects a three-for-one split on July 23, 1998.



      o In August 1998, we sold 500,000 shares of common stock to each of Messrs. Browning and LaValliere for $0.15 in cash per share and 100,000 shares of common stock to Mr. Busiere for $0.15 per share, payable in the form of a subscription receivable. Total consideration paid for these shares was $165,000.


      o In January 1999, we sold 100,000 shares of common stock to the parents of Mr. Ingarfield for $0.25 in cash per share. Total consideration paid for these shares was $25,000.

      o In January 1999, we issued 1,000,000 shares of common stock to Mr. Roderick in connection with the acquisition of Avid Sportswear, Inc. The Company valued these shares at $0.75 per share, for total consideration of $750,000.

      o In December 1999, and as noted above, we issued 3,735,227 shares to Mr. Ingarfield, 489,359 shares to Browning and 173,350 shares to LaValliere upon the conversion of indebtedness. Messrs. Ingarfield, Browning and LaValliere converted $821,750, $107,659 and $38,137, respectively, of indebtedness. These shares were converted at a price of $0.22 per share.

      o In January 2000, we issued 825,207 shares to Mr. Ingarfield upon the conversion of $247,562 of indebtedness and 416,667 shares to Mr. LaValliere upon the conversion of $125,000 of indebtedness. On February 1, 2000, Mr. Ingarfield elected to convert $236,498 of indebtedness into 695,583 shares of our common stock at a conversion price of $0.34 per share.

      OTHER. In addition to the transactions l isted above, our company entered into the following transactions with related parties:

      o On January 17, 2000, our company granted options to purchase up to 200,000 shares, or a total of 1,000,000 shares, of our stock to each of Messrs. Ingarfield, Browning, LaValliere, Ponsler and Abrams. Messrs. Ponsler and Abrams are shareholders of our company. The purchase price of these options were $0.30 per share, or $0.075 per share less than the closing price on January 17, 2000. These options were granted in exchange for these individuals agreement to personally guaranty certain obligations of our company, including leases for our facilities. We do not believe that we could have obtained these leases without the personal guarantees. See "Executive Compensation - Stock Plan."

      o On January 17, 2000, our company granted Mr. Mow 1.2 million shares of restricted stock in our company. These shares were valued at $360,000, or $0.30 per share. In addition, Mr. Mow was granted options to purchase 864,477 shares of stock at $0.375 per share.

ITEM 8.     DESCRIPTION OF SECURITIES.

      AUTHORIZED CAPITAL STOCK. The authorized capital stock of our company consists of 50,000,000 shares of common stock and 10,000,000 shares of preferred stock. As of the date hereof, our company has 31,375,956 shares of common stock outstanding. The Company also has warrants to purchase 100,000 shares at an exercise  price of $0.50 per share,  warrants to purchase  285,714  shares at an exercise price of $1.50 per share, and warrants to purchase 39,000 shares at $0.01 per share. In addition, our company has sold subscriptions to purchase an additional 7,800,348 shares of our common stock. The following description is of the material terms of our capital stock. Additional information may be found in our company's articles of incorporation included as an exhibit to our Registration Statement on Form 10-SB filed with the Securities and Exchange Commission on December 1, 1999.

      COMMON STOCK. Each share of common stock entitles the holder to one vote on each matter submitted to a vote of our shareholders, including the election of directors. There is no cumulative voting. Subject to preferences that may be applicable to any outstanding preferred stock, shareholders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors. Shareholders have no preemptive, conversion or other subscription rights. There are no redemption or sinking fund provisions available to the common stock. In the event of liquidation, dissolution or winding up of our company, shareholders are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

      PREFERRED STOCK. The Board of Directors is authorized, subject to any limitations prescribed by the Nevada Revised Statutes, or the rules of any quotation system or national securities exchange on which stock of our company may be quoted or listed, to provide for the issuance of shares of preferred stock in one or more series; to establish from time to time the number of shares to be included in each such series; to fix the rights, powers, preferences, and privileges of the shares of such series, without any further vote or action by the shareholders. Depending upon the terms of the preferred stock established by the Board of Directors, any or all series of preferred stock could have preference over the common stock with respect to dividends and other distributions and upon liquidation of our company or could have voting or conversion rights that could adversely affect the holders of the outstanding common stock. The Company has no present plans to issue any shares of preferred stock.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE ARTICLES OF INCORPORATION, BYLAWS AND NEVADA LAW

      The following provisions of the Articles of Incorporation and Bylaws of our company could discourage potential acquisition proposals and could delay or prevent a change in control of our company. Such provisions may also have the effect of preventing changes in the management of our company, and preventing shareholders from receiving a premium on their common stock.

      AUTHORIZED BUT UNISSUED STOCK. The authorized but unissued shares of common stock and preferred stock are available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans.

      BLANK CHECK PREFERRED STOCK. The existence of authorized but unissued and unreserved shares of preferred stock may enable the Board of Directors to issue shares to persons friendly to current management which would render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of our company's management.

      NEVADA BUSINESS COMBINATION LAW. The State of Nevada has enacted legislation that may deter or frustrate takeovers of Nevada corporations. The Nevada Business Combination Law generally prohibits a Nevada corporation from engaging in a business combination with an "interested shareholder" (defined generally as any person who beneficially owns 10% or more of the outstanding voting stock of our company or any person affiliated with such person) for a period of three years following the date that such shareholder became an interested shareholder, unless the combination or the purchase of shares made by the interested shareholder on the interested shareholder's date of acquiring shares is approved by the board of directors of the corporation before that date. A corporation may not engage in any combination with an interested shareholder of the corporation after the expiration of three years after his date of acquiring shares unless:

      o The combination or the purchase of shares made by the interested shareholder is approved by the board of directors of the corporation before the date such interested shareholder acquired such shares;

      o A combination is approved by the affirmative vote of the holders of stock representing a majority of the outstanding voting power not beneficially owned by the interested shareholder proposing the combination, or any affiliate or associate of the interested shareholder proposing the combination, at a meeting called for that purpose no earlier than three years after the interested shareholder's date of acquiring shares; or

      o The aggregate amount of cash and the market value, as of the date of consummation, of consideration other than cash to be received per share by all of the holders of outstanding common shares of the corporation not beneficially owned by the interested shareholder, satisfies the fair value requirements of Section 78.441 of Nevada Revised Statutes.

      SPECIAL MEETINGS OF SHAREHOLDERS. Special meetings of the shareholders of our company may be called by its Board of Directors or other persons authorized to do so under Nevada law. Under applicable Nevada law, shareholders do not have the right to call a special meeting of the shareholders. This may have the effect of discouraging potential acquisition proposals and could delay or prevent a change in control of our company by precluding a dissident shareholder from forcing a special meeting to consider removing the Board of Directors or otherwise.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

      The Company's common stock began trading on the Over-the-Counter Bulletin Board on March 24, 1998, under the symbol "GFIO." On July 22, 1999, our company's symbol was changed to "AVSG." On December 2, 1999, our company's common stock was no longer eligible for quotation on the OTC BB because our company's Registration Statement on Form 10-SB had not been declared effective by the Commission as of that date. On that date, our company's common stock began trading on the "pink sheets." The Company's high and low bid prices by quarter during 1998 and 1999 are as follows:

                                     CALENDAR YEAR 1999(1)

                                     HIGH BID     LOW BID

             First quarter            $2.0000     $0.7500
             Second quarter           $1.4688     $0.8750
             Third quarter            $1.0000     $0.7500
             Fourth quarter          $1.03125     $0.2500



                                     CALENDAR YEAR 1998(1)

                                     HIGH BID     LOW BID

             Second quarter           $1.2500     $0.5000
             Third quarter            $3.0000     $0.7500
             Fourth quarter           $1.5000     $0.4375

-------------------------

(1)   These  quotations  reflect  inter-dealer  prices,  without retail mark-up,
      mark-down  or  commission,   and  may  not  necessarily  represent  actual
      transactions.

      On December 31, 1999, our company had approximately 83 shareholders of record. The Company believes that it has in excess of 125 beneficial owners.

      We have not paid dividends in the past on any class of stock and we do not anticipate paying dividends in the foreseeable future. Our loan agreement with First State Bank prohibits the payment of dividends.

ITEM 2.     LEGAL PROCEEDINGS.

      We are involved in various claims and legal actions arising in the ordinary course of business. In our opinion, the ultimate disposition of these matters will not materially harm our company.

ITEM 3.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

      None.

ITEM 4.     RECENT SALES OF UNREGISTERED SECURITIES.

      Some of the transactions described below have been made by Lido Capital Corporation, an entity wholly-owned by Mr. Ingarfield. Because Mr. Ingarfield has exclusive control over Lido Capital Corporation, all transactions involving either Mr. Ingarfield or Lido Capital Corporation are reflected as transactions with Mr. Ingarfield.

      On October 8, 1997, our company issued 3,000,000 shares of common stock for $0.00333 in cash per share to the original founders. The total offering price of this transaction was $10,000. The number of shares issued reflects a three-for-one split on July 23, 1998.

      In February 1998, our company issued 300,000 shares of common stock to Y.K. International Co., Ltd. in exchange for the assignment of certain distribution rights under a Distribution Agreement dated as of September 8, 1997 between Bo Ah Industrial Co. and Y.K. International Co., Ltd. These rights were valued at $25,000. The number of shares issued reflects a three-for-one split on July 23, 1998.

      In February 1998, our company issued 3,000,000 shares of common stock for $0.08333 in cash per share. The total offering price of this transaction was $250,000. The number of shares issued reflects a three-for-one split on July 23, 1998. All of these shares were purchased by unrelated persons.


      On June 18, 1998, our company issued 6,000,000 shares of common stock for $0.05 per share in cash and services. All of these shares were purchased by Mr. Ingarfield. The total offering price of this transaction was $20,000 in cash and $280,000 in services. The number of shares issued reflects a three-for-one split on July 23, 1998. An administrative expense of $280,000 was recorded to value the shares at $0.05 per share to reflect a discount to the $0.00333 per share actually paid. The value of $0.05 per share was based on the price Mr. Ingarfield paid in an arms-length transaction to purchase a controlling interest in our company on or about June 4, 1998.



      In August, 1998, our company issued 1,100,000 shares of common stock for $0.15 in cash per share. The total offering price of this transaction was $165,000. Michael LaValliere, a Director of our company, purchased 500,000 of these shares for a total purchase price of $75,000, Thomas Browning, a Director of our Company, purchased 500,000 of these shares for a total purchase price of $75,000 and and Jerry L. Busiere, the Secretary, Treasurer and a Director of our company, purchased 100,000 of these shares for a total purchase price of $15,000, payable as a subscription receivable.

      In August, 1998, our company also issued 800,000 shares of common stock for $0.15 per share. All of these shares were purchased by unrelated parties for a total purchase price of $120,000, of which $75,000 was paid in cash and $45,000 was paid in the form of a subscription receivable.


      On December 21, 1998, our company issued 412,000 shares of common stock for $0.25 in cash per share. The total offering price of this transaction was $103,000. All of these shares were purchased by unrelated persons.

      On January 5, 1999, our company issued 590,000 shares of common stock originally valued at $0.25 per share for cash of $117,500 and debt conversion of $35,000. Additional expense of $295,000 was recorded to reflect the discount from $0.75 per share which was the price that our company was selling restricted stock to independent third parties. Of the total number of shares issued on this date, 100,000 shares were issued to Mr. Ingarfield's parents and the remainder were issued to unrelated persons.

      On January 5, 1999, our company issued 866,670 shares of common stock valued at $0.75 per share for cash of $475,000 and conversion of debt of $175,000. All of these shares were purchased by unrelated persons.

      On January 8, 1999, our company issued 210,668 shares of common stock valued at $0.75 per share for cash of $158,000. All of these shares were purchased by unrelated persons.

      On January 11, 1999, our company issued 560,000 shares of common stock for cash, originally valued at $0.25 per share for $140,000 of cash. Additional expense of $280,000 was recorded to value the shares at $0.75 per share. All of these shares were purchased by unrelated persons.

      On January 11, 1999, our company issued 800,000 shares of common stock for media services originally valued at $0.75 per share. All of these shares were issued by an unrelated marketing firm.

      On January 20, 1999, our company issued 160,000 shares of common stock for cash originally valued at $0.25 per share for $40,000 of cash. Additional expense of $80,000 was recorded to value the shares at $0.75 per share. All of these shares were purchased by unrelated persons.

      On January 27, 1999, our company issued 1,100,000 shares of common stock for the purchase of Avid Sportswear, Inc. valued at $0.75 per share. All of these shares were issued to the former shareholders of Avid Sportswear, Inc., including 1,000,000 shares to David Roderick, the Executive Vice-President of Merchandising and Design of Avid Sportswear, Inc.

      On February 4, 1999, our company issued 372,002 shares of common stock at $0.75 per share for cash of $279,002. All of these shares were purchased by unrelated persons.

      On March 11, 1999, our company issued 1,220,000 shares of common stock for cash originally valued at $0.25 per share for $305,000 of cash. Additional expense of $610,000 was recorded to value the shares at $0.75 per share. All of these shares were purchased by unrelated persons.

      On March 11, 1999, our company issued 83,334 shares of common stock for cash of $67,500. All of these shares were purchased by unrelated persons.

      On March 29, 1999, our company issued 18,334 shares of common stock valued at $0.75 per share for cash of $13,750. All of these shares were purchased by unrelated persons.

      On May 28, 1999, our company issued 101,100 shares of common stock valued at $0.75 per share for cash of $75,825. All of these shares were purchased by unrelated persons.

      On September 22, 1999, our company issued 50,000 shares of common stock originally valued at $0.25 per share for cash of $12,500. Additional expense of $25,000 was recorded to value the shares at $0.75 per share. All of these shares were purchased by unrelated persons.

      On December 31, 1999, our company issued 285,714 shares of common stock valued at $0.35 per share for cash of $100,000. All of these shares were purchased by an unrelated party.


      In December 1999, our company issued a total of 5,344,200 shares of common stock for the conversion of debt to equity at a price of $0.22 per share, including 3,735,227 shares to Mr. Ingarfield, 489,359 shares to Browning and 173,350 shares to LaValliere. Messrs. Ingarfield, Browning and LaValliere converted indebtedness of $821,750, $107,659 and $38,137, respectively. An additional interest expense of $293,381 was recorded to value the shares at $0.275 per share to reflect a 20% discount on the conversion. See "Certain Relationships and Related Transactions."

      In January 2000, our company issued a total of 825,207 shares of common stock to Mr. Ingarfield for the conversion of $247,562 of indebtedness to equity at a price of $0.30 per share. In addition, our company issued a total of 416,667 shares of common stock to Mr. LaValliere for the conversion of $125,000 of indebtedness to equity at a price of $0.30 per share. An additional interest expense of $93,141 was recorded to value the shares at $0.375 per share to reflect a 20% discount on the conversion.

      In February 2000, our company issued a total of 695,583 shares of common stock to Mr. Ingarfield for the conversion of $236,498 of indebtedness to equity at a price of $0.34 per share. An additional interest expense of $67,472 was recorded to reflect to value the shares at $0.275 per share to reflect a 20% discount on the conversion. In addition, in February 2000, our company issued 1,200,000 shares to Barnum Mow in consideration of his employment. These shares were valued at $0.30 per share. See "Executive Compensation - Restricted Stock Grant."


      Between March 2000 and April 26, 2000, our company sold subscriptions to purchase 7,800,348 shares of our common stock at a price of $0.35 per share for cash of $2,730,122. All of these shares were purchased by unrelated persons.

      With respect to the sale of unregistered securities referenced above, all transactions were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 (the "1933 ACT"), and Regulation D promulgated under the

1933 Act. In each instance, the purchaser had access to sufficient information regarding our company so as to make an informed investment decision. More specifically, and except with respect to the purchases by Lido Capital Corporation and Messrs. Ingarfield, Browning, LaValliere and Roderick, each purchaser signed a written subscription agreement with respect to their financial status and investment sophistication in which they represented and warranted, among other things, that they had:

      o the ability to bear the economic risks of an investment in the shares of common stock of our company;

      o a certain net worth sufficient to meet the suitability standards of our company; and

      o been provided with all material information requested by the purchaser or his or her representatives, and been provided an opportunity to ask questions of and receive answers from our company concerning our company and the terms of the offering.

      The sale of unregistered securities to Lido Capital Corporation and Messrs. Ingarfield, Browning, LaValliere and Roderick were exempt from registration pursuant to Section 4(2) of the 1933 Act and Regulation D promulgated under the 1933 Act. Each of these investors was an officer or director of our company at the time of purchase, except for Lido Capital Corporation which was wholly-owned and controlled by an officer and director of our company, Mr. Ingarfield.

ITEM 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Section 78.751 of Nevada Revised Statutes provides, in effect, that any person made a party to any action by reason of the fact that he is or was a director, officer, employee or agent of our company may and, in certain cases, must be indemnified by our company against, in the case of a non-derivative action, judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys' fees) incurred by him as a result of such action, and in the case of a derivative action, against expenses (including attorneys' fees), if in either type of action he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of our company. This indemnification does not apply, in a derivative action, to matters as to which it is adjudged that the director, officer, employee or agent is liable to our company, unless upon court order it is determined that, despite such adjudication of liability, but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnification for expenses, and, in a non-derivative action, to any criminal proceeding in which such person had reasonable cause to believe his conduct was lawful.

      As authorized by Section 78.037 of Nevada Revised Statutes, our Articles of Incorporation eliminate or limit the personal liability of a director to our company or to any of its shareholders for monetary damage for a breach of fiduciary duty as a director, except for:

      o Acts or omissions which involve intentional misconduct, fraud or knowing violation of law; or

      o The payment of distributions in violation of Section 78.300 of Nevada Revised Statutes.

      Our Articles of Incorporation provide for indemnification of officers and directors to the fullest extent permitted by Nevada law. Such indemnification applies in advance of the final disposition of a proceeding.

      The Company maintains an insurance policy that provides protection, within the maximum liability limits of the policy and subject to a deductible amount for certain claims, to our company.

      At present, there is no pending litigation or proceeding involving any director or officer as to which indemnification is being sought, nor are we aware of any threatened litigation that may result in claims for indemnification by any director or officer.

                                    PART F/S

      Index to Financial Statements:

      o The Company's audited balance sheet as of December 31, 1999 and audited statements of income, cash flows and changes in stockholders' equity for the years' ended December 31, 1999 and 1998;

      o Our predecessor's (Golf Innovations Corp.) audited balance sheet as of December 31, 1999 and audited statements of income, cash flows and changes in stockholders' equity for the years ended December 31, 1998 and 1997; and

      o Avid Sportswear, Inc.'s audited balance sheet as of December 31, 1998 and audited statements of income, cash flows, and changes in stockholders' equity for the years ended December 31, 1998 and 1997.

                          AVID SPORTSWEAR & GOLF CORP.

                        (FORMERLY GOLF INNOVATIONS CORP.)

                        CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998

                                 C O N T E N T S

Independent Auditors' Report.................................................F-3

Consolidated Balance Sheet...................................................F-4

Consolidated Statements of Operations........................................F-6

Consolidated Statements of Stockholders' Equity..............................F-7

Consolidated Statements of Cash Flows.......................................F-10

Notes to the Consolidated Financial Statements..............................F-12

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Avid Sportswear & Golf Corp.
(Formerly Golf Innovations Corp.)
Carson, California

We have audited the accompanying consolidated balance sheet of Avid Sportswear & Golf Corp. (formerly Golf Innovations Corp.) as of December 31, 1999 and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1999 and 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Avid Sportswear & Golf Corp. (formerly Golf Innovations Corp.) as of December 31, 1999 and the results of their operations and their cash flows for the years ended December 31, 1999 and 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 13 to the financial statements, the Company has current liabilities in excess of current assets of $1,295,146 and has generated significant losses for the years ended December 31, 1999 and 1998. These items raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 13. The financial statements do not include any adjustments that might result from the outcome of the uncertainty.

/s/ Jones, Jensen & Company

Jones, Jensen & Company
Salt Lake City, Utah
February 26, 2000

                          AVID SPORTSWEAR & GOLF CORP.

                        (Formerly Golf Innovations Corp.)

                           Consolidated Balance Sheet

                                     ASSETS

                                                                 December 31,
                                                                    1999
                                                                    ----

CURRENT ASSETS

   Cash                                                          $    237,407
   Accounts receivable, net (Note 1)                                  315,804
   Inventory (Note 2)                                               1,885,390
   Prepaid expenses                                                    20,000
                                                                 ------------

     Total Current Assets                                           2,458,601
                                                                 ------------

EQUIPMENT

   Machinery and equipment                                            378,531
   Furniture and fixtures                                             253,644
   Show booths                                                        298,479
   Leasehold improvements                                              29,398
   Less:  accumulated depreciation                                   (502,938)
                                                                 ------------

     Total Equipment                                                  457,114
                                                                 ------------

OTHER ASSETS

   Goodwill, net (Note 6)                                           2,346,103
   Deposits                                                            15,114
   Trademarks                                                           2,902
                                                                 ------------

     Total Other Assets                                             2,364,119
                                                                 ------------

     TOTAL ASSETS                                                $  5,279,834
                                                                 ============



The accompanying notes are an integral part of these consolidated financial statements

                          AVID SPORTSWEAR & GOLF CORP.

                        (Formerly Golf Innovations Corp.)

                     Consolidated Balance Sheet (Continued)

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                 December 31,
                                                                    1999
                                                                    ----

CURRENT LIABILITIES

   Accounts payable                                              $  1,504,858
   Accrued expenses                                                   200,865
   Notes payable - related party (Note 4)                             300,000
   Notes payable (Note 5)                                           1,735,524
   Subscribed stock                                                    12,500
                                                                 ------------

     Total Current Liabilities                                      3,753,747
                                                                 ------------

     Total Liabilities                                              3,753,747
                                                                 ------------

COMMITMENTS AND CONTINGENCIES (Note 7)

STOCKHOLDERS' EQUITY

   Preferred stock; 10,000,000 shares authorized of $0.001 par value;
      zero shares issued and outstanding,                                 --
   Common stock; 50,000,000 shares authorized of $0.001 par value,
      26,374,022 shares issued and outstanding                         26,374
   Additional paid-in capital                                       7,092,848
   Common stock subscription receivable                               (30,000)
   Accumulated deficit                                             (5,563,135)
                                                                 ------------

     Total Stockholders' Equity                                     1,526,087
                                                                 ------------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                  $  5,279,834
                                                                 ============

The accompanying notes are an integral part of these consolidated financial statements

                          AVID SPORTSWEAR & GOLF CORP.

                        (Formerly Golf Innovations Corp.)

                      Consolidated Statements of Operations

                                                       For the Years Ended
                                                  ------------------------------
                                                           December 31,
                                                       1999          1998
                                                       ----          ----

SALES, NET                                        $    2,360,596   $         --

COST OF GOODS SOLD                                     1,959,997             --
                                                   -------------      ---------
   Gross Margin                                          400,599             --
                                                   -------------      ---------
OPERATING EXPENSES

   Selling expenses                                      837,574             --
   Depreciation and amortization expense                 369,072            114
   General and administrative expenses                 3,815,327        465,952
                                                   -------------      ---------
      Total Operating Expenses                         5,021,973        466,066
                                                   -------------      ---------
      (Loss) from Operations                          (4,621,374)      (466,066)
                                                   -------------      ---------

OTHER INCOME (EXPENSE)

   Interest income                                            --             45
   Interest expense                                    (438,269)           (527)
   Bad debt expense                                     (57,039)             --
   Recovery of bad debts                                  80,704             --
   Loss on valuation of asset (Note 10)                       --        (55,000)
                                                   -------------      ---------
      Total Other Income (Expense)                      (414,604)       (55,482)
                                                   -------------      ---------
INCOME TAX BENEFIT                                            --             --
                                                   -------------      ---------
NET LOSS                                           $  (5,035,978)  $   (521,548)
                                                   =============      =========
BASIC LOSS PER SHARE  (Note 1)                     $       (0.25)  $      (0.04)
                                                   =============      =========


The accompanying notes are an integral part of these consolidated financial statements

                                    AVID SPORTSWEAR & GOLF CORP.
                                  (Formerly Golf Innovations Corp.)

                                     Consolidated Statements of Stockholders' Equity

                                                                         Additional
                                                Common Stock              Paid-in       Subscriptions    Accumulated
                                            Shares          Amount        Capital         Receivable       Deficit
                                            ------          ------        -------         ----------       -------

Balance, December 31, 1997                 3,000,000         $  3,000        $ 7,000         $     --       $  (5,609)

February 1998, common stock issued
for assets at $0.08333 per share
                                             300,000              300         24,700               --               --

February 1998, common stock issued
for cash at $0.08333 per share
                                           3,000,000            3,000        247,000               --               --

June 1998, common stock issued to a
related party for cash and services
at $0.05 per share
                                           6,000,000            6,000        294,000               --               --


August 1998, common stock issued to
related parties for subscriptions
and cash at $0.15 per share
                                           1,100,000            1,100        163,900         (15,000)               --

August 1998, common stock issued for
cash and subscriptions at $0.15 per
share
                                             800,000              800        119,200         (45,000)               --


December 1998, common stock issued
for cash at $0.25 per share
                                             412,000              412        102,588               --               --

Stock offering costs                              --               --       (65,195)               --               --

Net loss for the year ended December
31, 1998                                          --               --             --               --        (521,548)
                                          ----------        ---------       --------       ----------      -----------
Balance, December 31, 1998                14,612,000        $  14,612       $893,193       $ (60,000)      $ (527,157)
                                          ----------        ---------       --------       ----------      -----------



The accompanying notes are an integral part of these consolidated financial statements

                                          AVID SPORTSWEAR & GOLF CORP.
                                         (Formerly Golf Innovations Corp.)
                               Consolidated Statements of Stockholders' Equity (Continued)


                                                                         Additional
                                                Common Stock               Paid-in        Subscriptions    Accumulated
                                            Shares          Amount         Capital         Receivable        Deficit
                                            ------          ------         -------         ----------        -------

Balance Forward                           14,612,000        $  14,612       $ 893,193        $  (60,000)      $ (527,157)

January 5, 1999, common stock issued
for cash, services and debt, valued
at $0.75 per share (Note 3)                  590,000              590         441,910                --               --

January 5, 1999, common stock issued
for cash and debt, valued at $0.75
per share (Note 3)                           866,670              867         649,133                --               --

January 8, 1999, common stock issued
for cash at $0.75 per share (Note 3)
                                             210,668              211         157,789                --               --

January 8, 1999, warrants issued
below market value (Note 3)
                                                  --               --          53,235                --               --

January 11, 1999, common stock issued
for cash and services, valued at $0.75
per share (Note 3)                           560,000              560         419,440                --               --

January 11, 1999, common stock issued
for media services valued at $0.75 per
share (Note 3)                               800,000              800         599,200                --               --

January 20, 1999, common stock issued
for cash and services valued at $0.75
per share (Note 3)                           160,000              160         119,840                --               --

January 27, 1999, common stock issued
to purchase Avid Sportswear valued at
$0.75 per share (Note 3)                   1,100,000            1,100         823,900                --               --

February  4,  1999,   common   stock
issued  for cash at $0.75  per share
(Note 3)                                     372,002              372         278,630                --               --

Balance Forward                           19,271,340        $  19,272      $4,436,270        $ (60,000)       $(527,157)
                                          ----------        ---------      ----------        ----------       ----------


The accompanying notes are an integral part of these consolidated financial statements

                                           AVID SPORTSWEAR & GOLF CORP.
                                         (Formerly Golf Innovations Corp.)
                               Consolidated Statements of Stockholders' Equity (Continued)



                                                                         Additional
                                                 Common Stock              Paid-in       Subscriptions    Accumulated
                                            Shares          Amount         Capital         Receivable        Deficit
                                            ------          ------         -------         ----------        -------

Balance, December 31, 1998                19,271,340        $  19,272     $ 4,436,270       $  (60,000)       $ (527,157)

March 11, 1999, common stock issued
for cash and services valued at $0.75
per share (Note 3)                         1,220,000            1,220         913,780               --                --

March 11, 1999, common stock issued
for cash at $0.75 per share (Note 3)
                                              83,334               83          62,417               --                --

March 11, 1999, common stock issued
for cash at $0.75 per share (Note 3)
                                              18,334               18          13,732               --                --

May 28, 1999, common stock issued for
cash at $0.75 per share (Note 3)
                                             101,100              101          75,724               --                --

September 20, 1999, common stock issued
for cash and services, valued at $0.75
per share (Note 3)                            50,000               50          37,450               --                --

December 28, 1999, common stock issued
for conversion of debt to equity at $0.22
per share (Note 3)                         5,344,200            5,344       1,170,380               --                --

Conversion of debt below market value             --               --         293,381               --                --

December 31, 1999, common stock
issued for cash at $0.35 per share
(Note 3)                                     285,714              286          99,714               --                --

Stock offering costs                              --               --         (10,000)              --                --

Receipt of stock subscription                     --               --              --          30,000                 --

Net   loss   for  the   year   ended
December 31,1999                                  --               --              --               --       (5,035,978)
                                          ----------        -  ------     -----------       ----------      ------------
Balance, December 31, 1999                26,374,022        $  26,374     $ 7,092,848       $ (30,000)      $(5,563,135)
                                          ==========        =========     ===========       ==========      ============


The accompanying notes are an integral part of these consolidated financial statements

                          AVID SPORTSWEAR & GOLF CORP.
                        (Formerly Golf Innovations Corp.)
                            Statements of Cash Flows

                                                          For the Years Ended
                                                              December 31,
                                                              ------------
                                                       1999            1998
                                                       ----            ----
CASH FLOWS FROM OPERATING ACTIVITIES

  Net (loss)                                       $(5,035,978)  $   (521,548)
  Adjustments to reconcile net (loss) to net
    cash used in operating activities:
   Depreciation and amortization                        369,072           114
   Loss on valuation of asset                                --        55,000
   Common stock issued for services                   1,943,235       280,000
   Conversion of debt below market value                293,381            --
   Recovery of bad debt expense                         (80,704)           --
  Changes in operating assets and liabilities:

   (Increase) decrease in accounts receivable            80,775            --
   (Increase) decrease in inventory                    (876,299)           --
   (Increase) decrease in other assets                  (13,165)      (20,949)
   Increase (decrease) in accounts payable              926,954            --
   Increase (decrease) in accrued expenses              116,461            --
                                                   ------------   -----------
     Net Cash Used in Operating Activities           (2,276,268)     (207,383)
                                                   ------------  ------------
CASH FLOWS FROM INVESTING ACTIVITIES

  Purchases of property and equipment                  (343,705)      (32,276)
                                                   ------------  ------------
     Net Cash Used in Investing Activities             (343,705)      (32,276)
                                                   ------------  ------------

CASH FLOWS FROM FINANCING ACTIVITIES

  Cash purchased with Avid Sportswear, Inc.              34,045            --
  Payments to Avid shareholders                        (725,000)           --
  Proceeds from notes payable                         1,962,274       210,000
  Payments on notes payable                          (1,852,869)           --
  Proceeds from related party notes payable           1,479,677            --
  Payments on related party notes payable              (265,058)           --
  Loans to related parties                                   --      (352,300)
  Stock offering costs                                       --       (65,195)
  Issuance of common stock for cash                   1,804,074       598,000
  Receipt of related party receivable                   253,500            --
  Proceeds from subscribed stock                         12,500            --
                                                   ------------  ------------
   Net Cash Provided by Financing Activities          2,703,143       390,505
                                                   ------------  ------------
NET INCREASE IN CASH                                     83,170       150,846

CASH AND CASH EQUIVALENTS AT
  BEGINNING OF YEAR                                     154,237         3,391
                                                   ------------  ------------
CASH AND CASH EQUIVALENTS AT
  END OF YEAR                                      $    237,407  $    154,237
                                                   ============  ============
The accompanying notes are an integral part of these consolidated financial statements

                          AVID SPORTSWEAR & GOLF CORP.
                        (Formerly Golf Innovations Corp.)
                      Statements of Cash Flows (Continued)

                                                        For the Years Ended
                                                           December 31,
                                                           ------------
                                                         1999         1998
                                                         ----         ----
CASH PAID FOR:

   Interest                                            $    94,392    $     --
   Income tax                                          $        --    $     --

SCHEDULE OF NON-CASH FINANCING ACTIVITIES

   Issuance of common stock for subsidiary             $   825,000    $     --
   Issuance of common stock for debt                   $ 1,385,724    $     --
   Issuance of common stock for services               $ 1,943,235    $280,000
   Issuance of common stock for subscription           $        --    $ 60,000
   Issuance of common stock for assets                 $        --    $ 25,000
   Conversion of debt below market value               $   293,381    $     --
















The accompanying notes are an integral part of these consolidated financial statements

                          AVID SPORTSWEAR & GOLF CORP.
                        (Formerly Golf Innovations Corp.)
                Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998

NOTE 1 - NATURE OF ORGANIZATION

         This summary of significant accounting policies of Avid Sportswear & Golf Corp. (formerly Golf Innovations Corp.) is presented to assist in understanding the Company's consolidated financial statements. The consolidated financial statements and notes are representations of the Company's management which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the consolidated financial statements.

         a.  Organization and Business Activities

         Avid Sportswear & Golf Corp. was incorporated under the laws of the State of Nevada on September 19, 1997 as Golf Innovations Corp. On April 19, 1999, the board of directors voted to change the name of the Company to Avid Sportswear & Golf Corp. to better reflect the business of the Company. Additionally, the board of directors voted to change the authorized capitalization to 50,000,000 shares of common stock with a par value of $0.001 and 10,000,000 shares of preferred stock with a par value of $0.001. On July 13, 1998, the board of directors authorized a 3-for-1 forward stock split. All references to common stock have been retroactively restated. The rights and preferences of the preferred stock are to be set at a later date. The Company is engaged in the business of producing and selling golf wear related products.

         b.  Depreciation

         Depreciation is provided using the straight-line method over the assets' estimated useful lives as follows:

                      Machinery and equipment      5-10 years
                      Furniture and fixtures       3-5 years
                      Show booths                  5 years
                      Leasehold improvements       5 years

         c.  Accounting Method

         The Company's consolidated financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

         d.  Cash and Cash Equivalents

         For the purpose of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

         e.  Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

                          AVID SPORTSWEAR & GOLF CORP.
                        (Formerly Golf Innovations Corp.)
                Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998

NOTE 1 - NATURE OF ORGANIZATION (Continued)

         f.  Basic Loss Per Share

         The computation of basic loss per share of common stock is based on the weighted average number of shares outstanding during the period of the financial statements as follows:

                                                            For the Years Ended
                                                                December 31,
                                                                ------------
                                                             1999         1998

         Numerator (net loss)                      $ (5,035,978)  $   (521,548)
         Denominator (weighted average number
           of shares outstanding)                    20,264,997     12,077,400
                                                   ------------  -------------
         Loss per share                            $     (0.25)   $     (0.04)
                                                   ============   ============

         Fully diluted loss per share is not presented as any common stock equivalents are antidilutive in nature.

         g.  Income Taxes

         No provision for income taxes has been accrued because the Company has net operating losses from inception. The net operating loss carryforwards of approximately $5,200,000 at December 31, 1999 which expire in 2019. No tax benefit has been reported in the financial statements because the Company is uncertain if the carryforwards will expire unused. Accordingly, the potential tax benefits are offset by a valuation account of the same amount.

         h.  Uninsured Corporate Cash Balances

         The Company maintains its corporate cash balances at two banks. Corporate cash accounts at banks are insured by the FDIC for up to $100,000. Amounts in excess of insured limits were approximately $80,000 at December 31, 1999.

         i.  Change in Accounting Principle

         In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which requires companies to record derivatives as assets or liabilities, measured at fair market value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Management believes the adoption of this statement will have no material impact on the Company's financial statements.

                          AVID SPORTSWEAR & GOLF CORP.
                        (Formerly Golf Innovations Corp.)
                Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998

NOTE 1 - NATURE OF ORGANIZATION (Continued)

         j.  Goodwill

         Goodwill generated from the purchase of Avid Sportswear, Inc. is amortized over a ten-year life using the straight-line method. The Company will evaluate the recoverability of the goodwill annually. Any impairment of goodwill will be realized in the period it is recognized.

         k.  Allowance for Doubtful Accounts

         The Company's accounts receivable are shown net of an allowance for doubtful accounts of $184,912 at December 31, 1999.

         l.  Reclassification

         Certain December 31, 1998 balances have been reclassified to conform with the December 31, 1999 financial statement presentation.

         m.  Advertising Expense

         The Company expenses advertising costs as incurred.

         n.  Principles of Consolidation

         The consolidated financial statements presented include the accounts of Avid Sportswear & Golf Corp. and Avid Sportswear, Inc. All significant intercompany accounts have been eliminated.

         o.  Revenue Recognition

         The Company's revenue is created primarily from the sale of men's golf apparel. Revenue is recognized when the product is shipped to and accepted by the customer.

         p.  Subscribed Stock

         Subscribed stock represents cash received from shareholders for the Company's common shares for which the amount of shares to be issued has not been determined.

NOTE 2 - INVENTORY

         Inventories for December 31, 1999 consisted of the following:

                                                                 December 31,
                                                                     1999
                                                                     ----

         Finished goods                                          $  1,703,643
         Work-in-process                                               66,549
         Raw materials and supplies                                   115,198
                                                                 ------------

                Total                                            $  1,885,390
                                                                 ============

                          AVID SPORTSWEAR & GOLF CORP.
                        (Formerly Golf Innovations Corp.)
                Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998

NOTE 2 - INVENTORY (Continued)

         Inventories for raw materials, finished goods and work-in-process are stated at the lower of cost or market.

NOTE 3 - EQUITY TRANSACTIONS

         On January 5, 1999, the Company issued 590,000 shares of common stock at $0.25 per share for cash of $117,500 and debt conversion of $35,000. Additional expense of $295,000 was recorded to reflect the discount from $0.75 per share which was the price that the Company was selling restricted stock to independent third parties.

         On January 5, 1999, the Company issued 866,670 shares of common stock valued at $0.75 per share for cash of $475,000 and conversion of debt of $175,000.

         On January 8, 1999, the Company issued 210,668 shares of common stock valued at $0.75 per share for cash of $158,000.

         On January 11, 1999, the Company issued 560,000 shares of common stock for cash at $0.25 per share or $140,000. Additional expense of $280,000 was recorded to value the shares at $0.75 per share.

         On January 11, 1999, the Company issued 800,000 shares of common stock for media services at $0.75 per share.

         On January 20, 1999, the Company issued 160,000 shares of common stock for cash at $0.25 per share or $40,000. Additional expense of $80,000 was recorded to value the shares at $0.75 per share.

         On January 27, 1999, the Company issued 1,100,000 shares of common stock for the purchase of Avid Sportswear, Inc. valued at $0.75 per share.

         On February 4, 1999, the Company issued 372,002 shares of common stock at $0.75 per share for cash of $279,002.

         On March 11, 1999, the Company issued 1,220,000 shares of common stock for cash at $0.25 per share or $305,000. Additional expense of $610,000 was recorded to value the shares at $0.75 per share.

         On March 11, 1999, the Company issued 83,334 shares of common stock for cash of $67,500.

         On March 29, 1999, the Company issued 18,334 shares of common stock valued at $0.75 per share for cash of $13,750.

         On May 28, 1999, the Company issued 101,100 shares of common stock for cash at $0.75 per share for cash of $75,825.

         On September 22, 1999, the Company issued 50,000 shares of common stock at $0.25 per share for cash of $12,500. Additional expense of $25,000 was recorded to value the shares at $0.75 per share.

                             AVID SPORTSWEAR & GOLF CORP.
                        (Formerly Golf Innovations Corp.)
                Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998

NOTE 3 - EQUITY TRANSACTIONS (Continued)

         On December 28, 1999, the Company issued 5,344,200 shares of common stock valued at $0.275 per share for the conversion of $1,175,724 of debt. The shares are valued at the market price on the date of issuance with additional interest expense of $293,381, recorded to reflect a 20% discount on the conversion.

         On December 31, 1999, the Company issued 285,714 shares of common stock valued at $0.35 per share for cash of $100,000.

NOTE 4 - NOTES PAYABLE - RELATED PARTY

         Notes payable - related parties consisted of the following at December 31, 1999:

         Note payable to Director  dated December 9, 1999,
         bearing  interest at 10%, unsecured and due
         on demand                                               $    300,000

                 Total Notes Payable - Related Party             $    300,000
                                                                 ============
NOTE 5 - NOTES PAYABLE

         Notes payable consisted of the following at December 31, 1999:

         Note  payable to bank  bearing  interest at
         9.25%,  requiring monthly interest payments
         of  $7,708  with  the   principal   due  on
         November 17, 2000, secured by assets of the
         Company,  personal  guarantees  of  certain
         officers  and  certificates  of deposits of
         the officers at the bank.                               $  1,000,000

         Note payable to the bank  bearing  interest
         at  8.25%,   requiring   monthly   interest
         payments of $1,106 with the  principal  due
         on June 14, 2000,  secured by assets of the
         Company,  personal  guarantees  of  certain
         officers  and  certificates  of deposits of
         the officers at the bank.                                    160,524

         Note payable to individual  dated  December
         24,   2000,   bearing   interest   at  12%,
         principal  and  interest due by January 31,
         2000,  secured by  personal  guarantees  of
         certain officers.                                            200,000

         Note payable to  shareholder  dated January
         29,  1999,   bearing   interest  at  8.50%,
         secured by personal  guarantee of the chief
         executive officer, due on demand.                            375,000
                                                                 ------------
               Total notes payable                                  1,735,524

               Less:  amounts due by December 31, 2000             (1,735,524)
                                                                 ------------
               Total long-term debt                             $          --
                                                                 ============

                          AVID SPORTSWEAR & GOLF CORP.
                        (Formerly Golf Innovations Corp.)
                Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998

NOTE 6 - PURCHASE OF AVID SPORTSWEAR, INC.

         On December 18, 1998, the Company entered into a stock purchase and sales agreement (Agreement) with Avid Sportswear & Golf Corp. (formerly Golf Innovations Corp.) (GFIO), a Nevada corporation. This Agreement was finalized on March 1, 1999. The Agreement called for GFIO to purchase all of the outstanding stock of the Company for $725,000 and 1,100,000 shares of GFIO stock. Additionally, GFIO was to pay off all of the notes payable to the shareholders of the Company and the notes payable to Nations Bank, fka Bank IV. The total amounts of these notes was $1,826,119 at the date of closing.

         The following is a proforma consolidated balance sheet and income statement reflecting the issuance of 1,100,000 shares of common stock by GFIO to acquire 100% of the outstanding shares of common stock of the Company as though the purchase occurred on December 31, 1998 and for the year ended December 31, 1998. The acquisition of the Company by GFIO was accounted for as a purchase of the Company by GFIO on March 1, 1999. The actual purchase generated goodwill of $2,559,331. The difference between the actual goodwill and the proforma goodwill is the result of the Company's operations from December 31, 1998 to the date of closing. The goodwill will be amortized over a 10-year period. Any impairment of goodwill will be recognized in the year it is realized.

                                               ASSETS
                                               ------

                                                                      Proforma
                                         Avid            Avid        Adjustments
                                      Sportswear      Sportswear      Increase       Proforma
                                    and Golf Corp.       Inc.        (Decrease)    Consolidated
                                    --------------       ----        ----------    ------------

CURRENT ASSETS
  Cash                                  $  154,237      $   40,282     $   70,207     $  264,726
  Prepaid insurance                         21,949              --             --         21,949
  Accounts receivable (net)                     --         296,633             --        296,633
  Inventory                                     --         889,865             --        889,865
                                        ----------      ----------     ----------     ----------
    Total Current Assets                   176,186       1,226,780         70,207      1,473,173

FIXED ASSETS (NET)                           2,162         271,293             --        273,455
                                        ----------      ----------     ----------     ----------
OTHER ASSETS
  Trademarks                                    --           2,902             --          2,902
  Goodwill                                      --              --      2,329,428      2,329,428
  Accumulated amortization                      --              --       (232,942)      (232,942)
                                        ----------      ----------     ----------     ----------

  Total Other Assets                            --           2,902      2,096,486      2,099,388
                                        ----------      ----------     ----------     ----------

  TOTAL ASSETS                          $  178,348     $ 1,500,975    $ 2,166,693    $ 3,846,016
                                        ==========      ==========     ==========     ==========


                          AVID SPORTSWEAR & GOLF CORP.
                        (Formerly Golf Innovations Corp.)
                Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998

NOTE 6 - PURCHASE OF AVID SPORTSWEAR, INC.  (Continued)

                           LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                           ----------------------------------------------

                                                                      Proforma
                                         Avid            Avid        Adjustments
                                      Sportswear      Sportswear      Increase       Proforma
                                    and Golf Corp.        Inc.        (Decrease)    Consolidated
                                    --------------        ----        ----------    ------------

CURRENT LIABILITIES
  Accounts payable                       $      --      $  364,489      $      --     $  364,489
  Accrued expenses                              --          63,353             --         63,353
  Notes payable                            210,000       1,852,561       (924,369)     1,138,192
                                         ---------      ----------      ----------    ----------
    Total Current Liabilities              210,000       2,280,403       (924,369)     1,566,034
                                         ---------      ----------      ----------    ----------
    TOTAL LIABILITIES                      210,000       2,280,403       (924,369)     1,566,034
                                         ---------      ----------      ----------    ----------

STOCKHOLDERS' EQUITY
  (DEFICIT)

Common stock :  50,000,000 shares
  authorized of $0.001 par value,
  19,740,770 shares issued and
  outstanding                               14,612         764,170       (759,041)        19,741
Additional paid-in capital                 893,193              --      2,539,447      3,432,640
Stock subscription receivable              (60,000)             --             --        (60,000)
Receivable from related parties           (352,300)             --             --       (352,300)
Accumulated deficit                       (527,157)     (1,543,598)      1,310,656      (760,099)
                                         ---------      ----------      ----------    ----------
  Total Stockholders' Equity
  (Deficit)                                (31,652)       (779,428)      3,091,062     2,279,982
                                         ---------      ----------      ----------    ----------
  TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY
  (DEFICIT)                             $  178,348     $ 1,500,975     $ 2,166,693   $ 3,846,016
                                        ==========     ===========     ===========   ===========

                          AVID SPORTSWEAR & GOLF CORP.
                        (Formerly Golf Innovations Corp.)
                Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998

NOTE 6 - PURCHASE OF AVID SPORTSWEAR, INC.  (Continued)

                                                                                         Proforma
                                                                                       Adjustments
                                               Avid Sportswear     Avid Sportswear       Increase          Proforma
                                               and Golf Corp.           Inc.            (Decrease)       Consolidated
                                               --------------           ----            ----------       ------------

SALES, NET                                      $          --         $ 3,721,829    $          --        $ 3,721,829

COST OF GOODS SOLD                                         --           2,678,906               --          2,678,906
                                                 ------------         -----------    -------------        -----------
     Gross Profit                                          --           1,042,923               --          1,042,923
                                                 ------------         -----------    -------------        -----------
OPERATING EXPENSE

   Selling expenses                                        --             576,260               --            576,260
   Depreciation and amortization                          114              74,441          232,942            307,497
   General and administrative                         465,952             980,134               --          1,446,086
                                                 ------------         -----------    -------------        -----------
   Total Operating Expenses                           466,066           1,630,835          232,942          2,329,843
                                                 ------------         -----------    -------------        -----------
OPERATING (LOSS) INCOME                              (466,066)           (587,912)        (232,942)        (1,286,920)
                                                 ------------         -----------    -------------        -----------
OTHER INCOME EXPENSES

   Bad debt expenses                                       --             (21,554)              --            (21,554)
   Interest income                                         45                  --               --                 45
   Loss of valuation of asset                         (55,000)                 --               --            (55,000)
   Interest expense                                      (527)           (134,384)              --           (134,911)
                                                 ------------         -----------    -------------        -----------
     Total Other Income Expenses                      (55,482)           (155,938)              --           (211,420)
                                                 ------------         -----------    -------------        -----------

LOSS BEFORE INCOME TAXES                             (521,548)           (743,850)        (232,942)        (1,498,340)

INCOME TAXES                                               --                  --               --                 --
                                                 ------------         -----------    -------------        -----------
NET LOSS                                         $   (521,548)        $  (743,850)      $ (232,942)      $ (1,498,340)
                                                 ============         ===========    =============        ===========

                          AVID SPORTSWEAR & GOLF CORP.
                        (Formerly Golf Innovations Corp.)
                Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998

NOTE 6 - PURCHASE OF AVID SPORTSWEAR, INC.  (Continued)

Proforma Adjustments

1) Goodwill (Golf Innovations)                                   $  2,329,428
   Common stock (Avid)                                                764,170
   Retained earnings (Avid)                                        (1,543,598)
   Common stock (Golf Innovations)                                     (1,100)
   Additional paid-in capital (Golf Innovations)                     (823,900)
   Cash (Golf Innovations)                                           (725,000)
                                                                 ------------

                                                                 $         --
                                                                 ============

   To record purchase of Avid through the issuance of 1,100,000 shares of common stock valued at $0.75 per share and $725,000 cash.

2) Cash (Golf Innovations)                                       $  1,719,576
   Common stock (Golf Innovations)                                     (4,029)
   Additional paid-in capital (Golf Innovations)                   (1,715,547)
                                                                 ------------

                                                                 $         --
                                                                 ============

   To record the sale of 4,028,770 shares of common stock to fund the purchase of AVID.

3) Amortization expense                                          $    232,942
   Accumulated amortization - goodwill                               (232,942)
                                                                 ------------

                                                                 $         --
                                                                 ============

   To record one year of amortization expense based on a ten year life using the straight-line method.

4) Notes payable (Avid)                                          $  1,826,119
   Cash (Golf Innovations)                                         (1,826,119)
                                                                 ------------

                                                                 $         --
                                                                 ============
To reflect the payoff of the Avid notes payable.

5) Cash (Golf Innovations)                                       $    901,750
   Notes payable (Golf Innovations)                                  (901,750)
                                                                 ------------

                                                                 $         --
                                                                 ============
To reflect cash received from notes payable.

                          AVID SPORTSWEAR & GOLF CORP.
                        (Formerly Golf Innovations Corp.)
                        Notes to the Financial Statements
                           December 31, 1998 and 1997

NOTE 7 - COMMITMENTS AND CONTINGENCIES

         a.  Office Lease

         The Company leases its office and warehouse space under a non-cancellable operating lease which expires on March 31, 2004. The monthly rent amount is $10,114. Rent expense for the years ended December 31, 1999 and 1998 was $124,846 and $52,241, respectively.

         Future payments required under the lease terms are as follows:

                          For the
                       Years Ended
                       December 31,
                       ------------

                              2000                 $      91,026
                              2001                       121,368
                              2002                       121,368
                              2003                       121,368
                              2004                        30,342
                                                   -------------

                                                   $     485,472

         b.  Royalty Agreement

         BRITISH OPEN COLLECTION. On December 8, 1998, the Company obtained the sole and exclusive right and license to use certain trademarks associated with the British Open Golf Championship. The licensor is The Championship Committee Merchandising Limited, which is the exclusive licensor of certain trademarks from The Royal & Ancient Golf Club of St. Andrews, Scotland. This license is for the United States and its territories and has a seven year term. Under this license, the Company may manufacture, advertise, distribute and sell products bearing the licensed trademarks to specialty stores and the menswear departments of department stores. The Company is not permitted to sell these products to discount stores or mass-market retail chains. In return for this license, the Company must pay the licensor, on a quarterly basis, a royalty equal to five percent of net wholesale sales of products bearing these trademarks, subject to a guaranteed minimum royalty. Net wholesale sales means the invoiced wholesale billing price, less shipping, discounts actually given, duties, insurance, sales taxes, value-added taxes and credits allowed for returns or defective merchandise. The Company has accrued a payable of $100,000 for the first year as a minimum guaranteed royalty. This amount is included in the accrued expenses.

                          AVID SPORTSWEAR & GOLF CORP.
                        (Formerly Golf Innovations Corp.)
                Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998

NOTE 7 - COMMITMENTS AND CONTINGENCIES (Continued)

         b.  Royalty Agreement (Continued)

                        Contract Year              Minimum Royalty
                        -------------              ---------------

                             1                        $100,000
                             2                        $125,000
                             3                        $150,000
                             4                        $175,000
                             5                        $200,000
                             6                        $200,000
                             7                        $200,000

         c.  Royalty Agreement

         DOCKERS GOLF. On May 10, 1999, our wholly-owned subsidiary obtained the exclusive, nonassignable right to use the "Dockers Golf" trademark solely in connection with the manufacturing, advertising, distribution and sale of products to approved retailers. The licensor is Levi Strauss & Co. This license is for the United States, its territories and Bermuda. The license has an initial term expiring on December 31, 2003 and will renew for an additional three year term expiring December 31, 2006 if: (i) net sales of the licensed products for calendar year 2002 are at least $17.0 million and (ii) our wholly-owned subsidiary has not violated any material provisions of the license. Thereafter, the licensor will negotiate in good faith for up to two additional three year terms if: (i) the license is renewed for the initial renewal period, (ii) our wholly-owned subsidiary's net sales for each year in the initial renewal period have exceeded its projected sales for each such year and (iii) our wholly-owned subsidiary has not violated any material provisions of the license. Subject to a guaranteed minimum royalty, our wholly-owned subsidiary must pay the licensor a royalty of six percent of net sales of first quality products and four percent of net sales of second quality products and close-out or end-of season products. If second quality products and close-out or end-of-season products account for more than ten percent of total licensed product sales, then the royalty on such products will be six percent instead of four percent. The guaranteed minimum royalty is as follows: The minimum guaranteed royalties will begin in 2000 when the Company begins marketing the product.

                                                     Minimum
                       Contract Year                 Royalty
                       -------------                 -------

                                 1                  $  250,000
                                 2                  $  540,000
                                 3                  $  765,000
                                 4                  $  990,000

                          AVID SPORTSWEAR & GOLF CORP.
                        (Formerly Golf Innovations Corp.)
                Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998

NOTE 7 - COMMITMENTS AND CONTINGENCIES (Continued)

         b.  Royalty Agreement (Continued)

         The guaranteed minimum royalty in the initial renewal period, if any, will be equal to seventy-five percent of our wholly-owned subsidiary's projected earned royalty derived from the sales plan provided for each annual period contained in the initial renewal period. The guaranteed minimum royalty is payable quarterly, except for the first year in which it is payable as follows: $25,000 on March 31, 2000, $50,000 on June 30, 2000, and $100,000 on December 31, 2000.

         Our wholly-owned subsidiary is required to spend at least three percent of its projected sales of licensed products for each year on advertising for this brand. Between June 1, 1999 and December 31, 1999, it was required to spend at least $240,000 on initial product launch advertising. The license requires our wholly-owned subsidiary to produce two collections per year for the spring/summer and winter/fall seasons, in at least 52 styles, of which 40 must be tops and 12 bottoms. The licensor has the right to approve or disapprove in advance of sale the trademark use, styles, designs, dimensions, details, colors, materials, workmanship, quality or otherwise, and packaging. The licensor also has the right to approve or disapprove any and all endorsements, trademarks, trade names, designs and logos used in connection with the license. Samples of the licensed products must be submitted to the licensor for examination and approval or disapproval prior to sale.

         d.  Employment Agreements

         The Company's wholly-owned subsidiary has entered into a three year employment agreement with Barnum Mow, commencing September 17, 1999. Upon the expiration of the initial term, the agreement will automatically renew for one year terms unless either party elects not to renew the agreement by providing written notice to the other party at least four months' prior to the expiration of any term. Mr. Mow is employed as the Chief Executive Officer and President of Avid Sportswear, Inc. His base salary is $300,000 per year, subject to increases as determined by the employer. In addition to his salary, Mr. Mow also received a bonus of $25,000 in 1999. His bonus will be the same for each year during the term unless the employer establishes a formal bonus plan. The employer will reimburse Mr. Mow for all reasonable expenses incurred in connection with the performance of his duties.

         The Company's wholly-owned subsidiary has also entered into a five year employment agreement with David Roderick, effective January 1, 1999. From January 1999 until September 1999, Mr. Roderick was employed as the President of Avid Sportswear, Inc. In September 1999, Mr. Roderick became the Vice President of Production and Sales. His base salary is $150,000, subject to increases as determined by the employer. In addition, Mr. Roderick will be eligible for bonuses at the discretion of the Board of Directors. The employer will reimburse Mr. Roderick for all reasonable expenses incurred in connection with the performance of his duties.

                          AVID SPORTSWEAR & GOLF CORP.
                        (Formerly Golf Innovations Corp.)
                Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998

NOTE 8 - CONCENTRATIONS OF RISK

         a.  Cash

         The Company maintains a cash account at a financial institutions located in Sarasota, Florida and Carson, California. The accounts are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company's balances occasionally exceed that amount.

         b.  Accounts Receivable

         The Company provides for accounts receivable as part of operations. Management does not believe that the Company is subject to credit risks outside the normal course of business.

         c.  Accounts Payable

         The Company has one vendor which accounts for 40% of the total accounts payable.

NOTE 9 -  CUSTOMERS AND EXPORT SALES

          During 1999, the Company operated one industry segment which was the manufacturing and marketing of sports apparel.

          The Company's financial instruments subject to credit risk are primarily trade accounts receivable from its customers.

                                                         For the Year Ended
                                                         ------------------
                                                          December 31, 1999
                                                          -----------------

          Foreign sales                                               --
          Domestic sales                                    $  2,360,596
                                                            ------------
                                                           $  2,360,596
                                                            ------------

NOTE 10 - LOSS ON VALUATION OF ASSET

          During the year ended December 31, 1998, the Company purchased the right to market and distribute the products manufactured by Bo Ah Industrial Co. for $30,000 cash plus 300,000 shares of common stock valued at $25,000. The Company elected not to distribute the products because they were not compatible with the new business plan of the Company, and the Company had no intent to develop or pursue the distribution channels. The asset was written off, producing a loss of $55,000.

                          AVID SPORTSWEAR & GOLF CORP.
                         (Formerly Golf Innovations Corp.)
                Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998

NOTE 11 - WARRANTS

          The Company had the following warrants outstanding at December 31, 1999:

               Number       Date Granted   Exercise Price   Exercise Date
               ------       ------------   --------------   -------------

               39,000       Jan. 8, 1999        $0.01       Jan. 8, 2004

          The Company recognized an expense of $53,235 on January 8, 1999 to reflect the discount from the trading price to the exercise price.

NOTE 12 - RELATED PARTY TRANSACTIONS

          During the year ended December 31, 1999, officers and directors of the Company advanced $1,479,677 to the Company, of which $265,058 was repaid during the year, under revolving demand notes bearing interest at 10.00%. The advances accrued interest of $52,926. The advances and accrued interest were converted into 4,397,936 shares on December 28, 1999. At December 31, 1999, the Company owed an officer and director $300,000 (Note 4).

          During the year ended December 31, 1999, the Company received $253,500 in full satisfaction of the note receivable - related party from December 31, 1998.

          Certain officers and directors have pledged certificate of deposits as additional collateral for the notes payable to the bank. Additionally, these officers and directors have personally guaranteed the notes payable to the banks, as well as the office lease agreement in Carson, California.

          A non-interest bearing, unsecured, due upon demand loan receivable of $93,000 was due from Avid Sportswear which was purchased by the Company on March 1, 1999. Additionally, there was a receivable from an affiliated company for $5,800 which was non-interest bearing and due on demand.

          During the year ended December 31, 1998, the Company advanced $253,500 to its President. The amount was non-interest bearing and due on demand.

          During June 1998, the Company sold 6,000,000 shares of its common stock to its President for $20,000, or $0.00333 per share. The Company has revalued these shares to a pre 3-for-1 forward split price of $0.15 per share which equals the price that the President paid in June 1998 in an arms-length transaction to acquire a controlling interest in the Company. On a post-split basis, the shares are valued at $0.05 per share. An additional administrative expense of $280,000 was recorded to revalue the shares at $0.05 per share on a post-split basis.


          During August 1998, the Company sold 1,100,000 shares of its common stock to directors and secretary of the Company valued at $0.15 per share. Total cash consideration received was $150,000 with a subscription receivable of $15,000.


NOTE 13 - GOING CONCERN

          The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the relation of assets and liquidation of liabilities in the normal course of business. However, the Company has current liabilities in excess of current assets of $1,295,146 and has generated significant losses for the years ended December 31, 1999 and 1998. For the year ended December 31, 2000, the Company anticipates that it will need $2,000,000 to $4,000,000 of cash above the cash generated by operations in order to meet operating requirements. Management anticipates that the necessary cash will be provided from

                          AVID SPORTSWEAR & GOLF CORP.
                        (Formerly Golf Innovations Corp.)
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998


          existing shareholders and from the sales of additional shares through private placements.

NOTE 14 - SUBSEQUENT EVENTS

          ISSUANCE OF COMMON STOCK

          On January 17, 2000, the Company issued 1,200,000 shares of common stock to an officer for services to be rendered in 2000.

          RELATED PARTY LOANS

          Subsequent to December 31, 1999, related parties have loaned the Company $882,592.

          CONVERSION OF RELATED PARTY LOANS

          On February 1, 2000, a related party converted $236,498 of debt into 695,583 shares of common stock. Additional interest expense of $67,472 was recorded to reflect the discount on conversion.

          On January 25, 2000, related parties converted $372,562 of debt into 1,241,874 shares of common stock. Additional interest expense of $93,141 was recorded to reflect the discount on conversion.

          ISSUANCE OF WARRANTS

          The Company failed to repay a note payable of $200,000 at January 31, 2000 as specified by the promissory note. Accordingly, the Company was required to grant 100,000 warrants which are exercisable at $0.50 per share and expire on August 1, 2003. The warrants were issued at a price above the market price of the Company's stock.

          STOCK OPTION PLAN


          On January 17, 2000, the Company authorized a 2000 stock option incentive plan (plan). The plan authorizes the issuance of up to 3,000,000 shares of common stock to key employees. On January 17, 2000, the Company granted 600,000 options to directors and 400,000 options to shareholders exercisable at $0.30 per share which was $0.075 below the trading price at the date of grant. The Company will recognize additional compensation expense of $75,000. The remaining options will be issued at prices as determined by the board of directors.


          SALE OF COMMON STOCK

          Subsequent to year end, the Company has sold 1,000,000 shares of common stock for $350,000.

          EMPLOYMENT AGREEMENT

          On February 29, 2000, the Company entered into a three-year employment agreement with its Chief Executive Officer, Earl Ingarfield. Mr. Ingarfield will have a base salary of $325,000, plus annual cost of living adjustments and other increases as determined by the Board of Directors. Mr. Ingarfield's salary will be paid quarterly with the Company's common stock on the last day of each calendar quarter.

                                 (Predecessor)
                             GOLF INNOVATIONS CORP.
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997

                                 C O N T E N T S



Independent Auditors' Report...............................................F-3

Balance Sheet..............................................................F-4

Statements of Operations...................................................F-5

Statement of Stockholders' Equity (Deficit)................................F-6

Statements of Cash Flows...................................................F-7

Notes to the Financial Statements..........................................F-8

                          INDEPENDENT AUDITORS' REPORT




To the Stockholders of Golf Innovations Corp.
(A Development Stage Company)
Sarasota, Florida

We have audited the accompanying balance sheet of Golf Innovations Corp. (a development stage company) as of December 31, 1998 and the related statements of operations, stockholders' equity (deficit) and cash flows for the year ended December 31, 1998 and from inception on September 19, 1997 through December 31, 1997 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golf Innovations Corp. (a development stage company) as of December 31, 1998, and the results of its operations and its cash flows for the year ended December 31, 1998 and from inception on September 19, 1997 through December 31, 1997 and 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company is a development stage company with no significant operating results to date, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of the uncertainty.


/s/ Jones, Jensen & Company

Jones, Jensen & Company
Salt Lake City, Utah
March 4, 1999



   The accompanying notes are an integral part of these financial statements.

                             GOLF INNOVATIONS CORP.
                          (A Development Stage Company)
                                  Balance Sheet


                                     ASSETS

                                                                    December 31,
                                                                        1998
                                                                    ------------
CURRENT ASSETS

     Cash (Note 1)                                                 $    154,237
     Prepaid insurance                                                   21,949
                                                                    -----------
         Total Current Assets                                           176,186
                                                                    -----------

FIXED ASSETS (Note 2)

     Computers - net                                                      2,162
                                                                    -----------
         Total Fixed Assets                                               2,162
                                                                    -----------

         TOTAL ASSETS                                              $    178,348
                                                                    ===========


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES

     Convertible notes payable (note 8)                            $    210,000
                                                                    -----------

         Total Current Liabilities                                      210,000
                                                                    -----------

         TOTAL LIABILITIES                                              210,000
                                                                    -----------

STOCKHOLDERS' EQUITY (DEFICIT)

     Common stock: 25,000,000 share authorized of $0.001 par
         value, 14,612,000 shares issued and outstanding                 14,612
     Additional paid-in capital                                         893,193
     Common stock subscription receivable (Note 4)                     (60,000)
     Receivable - related parties (Note 5)                            (352,300)
     Deficit accumulated during the development stage                 (527,157)
                                                                    -----------

         Total Stockholders' Equity (Deficit)                          (31,652)
                                                                    -----------

         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)      $    178,348
                                                                    ===========

   The accompanying notes are an integral part of these financial statements.


                                                    GOLF INNOVATIONS CORP.
                                                (A Development Stage Company)
                                                   Statements of Operations


                                                                                                   From Inception on
                                                                                              September 19, 1997 through
                                                                       December 31                    December 31
                                                                                              --------------------------
                                                                          1998                 1997                 1998
                                                                       -----------            ---------        ---------
REVENUE                                                                 $       --           $       --        $        --

EXPENSES
         Depreciation                                                          114                   --                114
         General and administrative                                        465,952                5,609            471,561
                                                                         ---------            ---------          ---------

           Total Expenses                                                  466,066                5,609            471,561
                                                                         ---------            ---------          ---------

LOSS FROM OPERATIONS                                                      (466,066)              (5,609)          (471,561)
                                                                         ---------            ---------          ---------

OTHER INCOME (LOSS)

         Interest income                                                        45                   --                 45
         Interest expense                                                     (527)                  --               (527)
         Loss on valuation of asset (Note 7)                               (55,000)                  --            (55,000)
                                                                         ---------            ---------          ---------

           Total Other Income (Loss)                                       (55,482)                  --            (55,482)
                                                                         ---------            ---------          ---------

NET LOSS                                                                  (521,548)              (5,609)          (527,157)

OTHER COMPREHENSIVE INCOME                                                      --                   --                 --
                                                                         ---------            ---------          ---------

NET COMPREHENSIVE LOSS                                                 $  (521,548)           $  (5,609)        $ (527,157)
                                                                         =========            =========

BASIC LOSS PER SHARE                                                   $     (0.04)          $    (0.00)
                                                                         =========            =========

FULLY DILUTED LOSS PER SHARE                                           $     (0.04)          $    (0.00)
                                                                         =========            =========         ==========

   The accompanying notes are an integral part of these financial statements.


                                                       GOLF INNOVATIONS CORP.
                                                    (A Development Stage Company)
                                            Statements of Stockholders' Equity (Deficit)


                                                                                                                       Deficit
                                                                                                                     Accumulated
                                                          Common Stock              Additional                       During the
                                                    -----------------------          Paid-in       Subscriptions     Development
                                                    Shares           Amount          Capital        Receivable          Stage
                                                    ------           ------          -------        ----------       -----------

Balance at inception on September 19, 1997                   --         $     --    $         --     $        --      $         --

October 1997, common stock issued for
     cash at $0.00333 per share                       3,000,000            3,000           7,000               --               --

Net loss for the year ended   December 31, 1997
                                                             --               --              --               --           (5,609)
                                                      ---------          -------     -----------      -----------      -----------
Balance,
December 31, 1997                                     3,000,000            3,000           7,000               --           (5,609)

February 1998, common stock issued
     for assets at $0.08333 per share                   300,000              300          24,700               --               --

February 1998, common stock issued
     for cash at $0.08333 per share                   3,000,000            3,000         247,000               --               --

June 1998, common stock issued for
     cash at $0.00333 per share                       6,000,000            6,000         294,000               --               --

August 1998, common stock issued for
     cash at $0.15 per share                           1,500,00            1,500         223,500               --               --

August 1998, common stock issued for
     subscriptions at $0.15 per share                   400,000              400          59,600          (60,000)              --

December 1998, common stock issued
     for cash at $0.25 per share                        412,000              412         102,588               --               --

Stock offering costs                                         --               --         (65,195)               --              --

Net loss for the year ended December 31, 1998                --               --              --               --         (521,548)
                                                      ---------          -------     -----------      -----------      -----------

Balance,
December 31, 1998                                    14,612,000       $   14,612      $  893,193      $  (60,000)      $  (527,157)
                                                     ==========        =========       =========       =========        ==========

   The accompanying notes are an integral part of these financial statements.


                                                       GOLF INNOVATIONS CORP.
                                                    (A Development Stage Company)
                                                      Statements of Cash Flows

                                                                                                             From Inception on
                                                                                                          September 19, 1997 through
                                                                                                                December 31,
                                                                                  December 31,            --------------------------
                                                                                     1998                   1997           1998
                                                                                     ----                   ----           ----

CASH FLOWS FROM OPERATING ACTIVITIES

     Net loss                                                                       $  (521,548)       $  (5,609)     $(527,157)
     Adjustments to reconcile net loss to net cash (used) by operating activities:
       Loss on valuation of asset                                                         55,000               --         55,000
       Depreciation                                                                          114               --            114
       Common stock issued for services                                                  280,000               --        280,000
     Changes in Operating Assets and Liabilities:
       (Increase) decrease in prepaid expenses                                           (20,949)          (1,000)       (21,949)
                                                                                     -----------         --------      ---------
       Net Cash (Used) by Operating Activities                                          (207,383)          (6,609)      (213,992)
                                                                                     -----------         --------      ---------

CASH FLOWS FROM INVESTING ACTIVITIES

     Purchase of fixed assets                                                           (32,276)               --       (32,276)
                                                                                     -----------         --------      ---------

       Net Cash (Used) by Investing Activities                                          (32,276)               --       (32,276)
                                                                                     -----------         --------      ---------

CASH FLOWS FROM FINANCING ACTIVITIES

     Borrowings on notes payable                                                         210,000               --        210,000
     Loans to related parties                                                           (352,300)            --        (352,300)
     Common stock issued for cash                                                        598,000           10,000        608,000
     Stock offering costs                                                                (65,195)              --        (65,195)
                                                                                     -----------         --------      ---------

       Net Cash Provided by Financing Activities                                         390,505           10,000        400,505
                                                                                     -----------         --------      ---------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                                150,846            3,391        154,237

CASH AND CASH EQUIVALENTS AT BEGINNING                                                     3,391               --             --
  OF PERIOD
                                                                                     -----------         --------      ---------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                                           $   154,237         $  3,391      $ 154,237
                                                                                     ===========         ========      =========

Cash Paid For:

     Interest                                                                        $        --         $     --      $      --
     Income taxes                                                                    $        --         $     --      $      --

Non-Cash Financing Activities:

     Issuance of common stock on subscription                                        $    60,000         $     --      $  60,000
     Issuance of common stock for assets                                             $    25,000         $     --      $  25,000
     Common stock issued for services                                                $   280,000         $     --      $ 280,000

   The accompanying notes are an integral part of these financial statements.

                             GOLF INNOVATIONS CORP.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                December 31, 1998


NOTE 1 -  NATURE OF ORGANIZATION

          This summary of significant accounting policies of Golf Innovations Corp. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

          a. Organization and Business Activities

          Golf Innovations Corp. was incorporated under the laws of the State of Nevada on September 19, 1997. The Company has been in the development stage since incorporation.

          b. Depreciation

          Depreciation is provided using the straight-lien method over the assets' estimated useful life of five years.

          c. Accounting Method

          The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

          d. Cash and Cash Equivalents

          For the purpose of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

          e. Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          f. Basic Loss Per Share

          The computation of basic loss per share of common stock is based on the weighted average number of shares of common stock outstanding during the period presented. The fully diluted loss per share computation includes the shares to be issued from the convertible notes payable.

                             GOLF INNOVATIONS CORP.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                December 31, 1998


NOTE 1 -  NATURE OF ORGANIZATION (Continued)

          g. Income Taxes

          No provision for income taxes has been accrued because the Company has net operating losses from inception. The net operating loss carryforwards of approximately $527,000 at December 31, 1998 which expire in 2013. No tax benefit has been reported in the financial statements because the Company is uncertain if the carryforwards will expire unused. Accordingly, the potential tax benefits are offset by a valuation account of the same amount.

          h. Uninsured Corporate Cash Balances

          The Company maintains its corporate cash balances at one bank. Corporate cash accounts at banks are insured by the FDIC for up to $100,000. Amounts in excess of insured limits were approximately $54,237 at December 31, 1998.

          i. Change in Accounting Principle

          In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses gains, and losses) in a full set of general purpose financial statements. This statement requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The Company has retroactively applied the provisions of this new standard by showing the other comprehensive income for all years presented.

          j. Goodwill

          Goodwill generated from the purchase of Avid Sportswear will be amortized over a ten year life using the straight-line method. The company will evaluate the recoverability of the goodwill annually. Any impairment of goodwill will be realized in the period it is recognized.


NOTE 2 -  FIXED ASSETS

          Fixed assets at December 31, 1998 consisted of the following:

                                                                  December 31,
                                                                      1998
                                                                  -----------

                      Computers                               $           2,276
                      Less accumulated depreciation                        (114)
                                                              -----------------

                      Net Fixed Assets                        $           2,162
                                                              =================

          Depreciation expense for the year ended December 31, 1998 was $114.

          Depreciation expense is computed using the straight-line method over a five year life.

                             GOLF INNOVATIONS CORP.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                December 31, 1998


NOTE 3 -  GOING CONCERN

          The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the relation of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. The Company is in the process of acquiring a company in the sports wear industry and investigating other companies for possible future acquisition. It also intends to collect the proceeds of its stock subscriptions and loans receivable. In the interim, management has committed to meeting its operating costs.

NOTE 4 -  STOCK SUBSCRIPTION RECEIVABLE

          The Company has issued 400,000 shares of its common stock pursuant to a subscription to officers and directors of the Company. The subscription price is $0.15 per share and the subscription provides that the principal and interest accrued at 8 percent (8%) per annum from August 1998 is to be paid in full in August of 1999. In the event that the borrower is unable to make available the necessary funds to complete payment upon demand, the Company agrees to negotiate installment terms to satisfy that demand.

NOTE 5 -  RELATED PARTY TRANSACTIONS

          At December 31, 1998, the Company was owed in the amount of $412,300 monies from officers, directors or affiliated business ventures consisting of the following:

                 Notes receivable                           $         253,500
                 Loans receivable                                      98,800
                 Stock subscriptions receivable (Note 4)               60,000
                                                            -----------------

                                                            $         412,300
                                                            =================

NOTE 6 -  ORGANIZATION COSTS

          The Company incurred one-time start-up costs since the date of inception which were accrued as follows:

                                                  DECEMBER 31,
                                        ----------------------------------
                                              1998                1997
                                        ----------------    --------------

                 Start-up costs         $        47,895     $        5,609
                                         ==============      =============

          Consistent with the adoption of SOP 98-5, these costs were expensed as incurred as of the balance sheet dates presented.

                             GOLF INNOVATIONS CORP.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                December 31, 1998


NOTE 7 -  LOSS ON VALUATION OF ASSET

          During the year ended December 31, 1998, the Company purchased distribution rights for $30,000 cash plus 100,000 shares of its common stock valued at par. Accordingly, an asset was recorded in the amount of $55,000. As of December 31, 1998, the Company's management determined that the agreement had a net realizable value of $-0-, therefore, the asset was written off producing a loss of $55,000.

NOTE 8 -  CONVERTIBLE NOTES PAYABLE

          On December 30, 1998, the Company received $210,000 cash and issued a note payable which was convertible into 373,336 shares of the Company's common stock. The note is unsecured, non-interest bearing and due upon demand (see Note 9).

NOTE 9 -  SUBSEQUENT EVENTS

          As of January 28, 1999, payment had been received in the amount of $237,000 of the loans receivable - related party as presented in the accompanying balance sheet at December 31, 1998.

          Subsequent to the date of the balance sheet, the note payable in the amount of $210,000 was converted into 373,336 shares of the Company's common stock.

NOTE 10 - PURCHASE OF AVID SPORTSWEAR, INC.

          On December 18, 1998, the Company entered into a stock purchase and sales agreement (Agreement) with Avid Sportswear, Inc. (AVID), a California corporation. This Agreement was finalized on March 1, 1999. The Agreement called for the Company to purchase all of the outstanding stock of AVID for $725,000 and 1,100,000 shares of stock. Additionally, the Company was to pay off all of the notes payable to the shareholders of AVID and the notes payable to Nations Bank, fka Bank IV. The total amounts of these notes was $1,826,119 at the date of closing.

          The following is an unaudited proforma consolidated balance sheet and income statement assuming the issuance of 1,100,000 shares of common stock by the Company to acquire 100% of the outstanding shares of common stock of AVID. The acquisition of AVID by the Company will be accounted for as a purchase of AVID.


                                                       GOLF INNOVATIONS CORP.
                                                 Consolidated Proforma Balance Sheet
                                                          December 31, 1998
                                                             (Unaudited)

                                                               ASSETS


                                                                                             Proforma
                                                                                       Adjustments Increase       Proforma
                                     Golf Innovations Inc.    Avid Sportswear Inc.          (Decrease)          Consolidated
                                     ---------------------    --------------------          ----------          ------------

CURRENT ASSETS

     Cash                                    $      154,237            $      40,282          $      994,576      $   1,189,095
     Prepaid insurance                               21,949                       --                      --             21,949
     Accounts receivable (net)                           --                  296,633                      --            296,633
     Inventory                                           --                  889,865                      --            889,865
                                              -------------             ------------           -------------       ------------
       Total Current Assets                         176,186                1,226,780                 994,576          2,397,542
                                              -------------             ------------           -------------       ------------

FIXED ASSETS (NET)                                    2,162                  271,293                      --            273,455
                                              -------------             ------------           -------------       ------------

OTHER ASSETS

     Trademarks                                          --                    2,902                      --              2,902
     Goodwill                                            --                       --               1,779,428          1,779,428
     Accumulated amortization                            --                       --                (177,943)          (177,943)
                                              -------------             ------------           -------------       ------------

       Total Other Assets                                --                    2,902               1,601,485          1,604,387
                                              -------------             ------------           -------------       ------------

         TOTAL ASSETS                        $      178,348           $    1,500,975         $     2,596,061      $   4,275,384
                                              =============             ============           =============       ============


                                                       GOLF INNOVATIONS CORP.
                                                 Consolidated Proforma Balance Sheet
                                                          December 31, 1998
                                                             (Unaudited)


                                           LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)


                                                                                                 Proforma
                                                                                           Adjustments Increase        Proforma
                                          Golf Innovations Inc.    Avid Sportswear Inc.         (Decrease)           Consolidated
                                          ---------------------    --------------------         ----------           ------------

CURRENT LIABILITIES

     Accounts payable                           $          --          $       364,489          $          --         $    364,489
     Accrued expenses                                      --                   63,353                     --               63,353
     Notes payable                                    210,000                1,852,561               (924,369)           1,138,192
                                                  -----------              -----------            -----------          -----------

         Total Current Liabilities                    210,000                2,280,403               (924,369)           1,566,034
                                                  -----------              -----------            -----------          -----------

         TOTAL LIABILITIES                            210,000                2,280,403               (924,369)           1,566,034
                                                  -----------              -----------            -----------          -----------

STOCKHOLDERS' EQUITY (DEFICIT)

     Common stock:  25,000,000 shares
       authorized of $0.001 par value,
       19,740,770 shares issued and
       outstanding                                     14,612                  764,170               (759,041)              19,741

     Additional paid-in capital                       893,193                       --              2,539,447            3,432,640

     Stock subscription receivable                    (60,000)                      --                     --              (60,000)

     Receivable from related parties                 (352,300)                      --                     --             (352,300)

     Accumulated deficit                             (527,157)              (1,543,598)              1,310,656            (760,099)
                                                  -----------              -----------            ------------         ------------
     Total Stockholders' Equity (Deficit)             (31,652)                (779,428)              3,091,062            2,279,982
                                                  -----------              -----------            ------------         ------------
     TOTAL LIABILITIES AND
       STOCKHOLDERS' EQUITY
       (DEFICIT)                                $     178,348          $     1,500,975          $    2,166,693        $   3,846,016
                                                  ===========              ===========            ============         ============


                                                       GOLF INNOVATIONS CORP.
                                            Consolidated Proforma Statement of Operations
                                                          December 31, 1998
                                                             (Unaudited)



                                                                       Proforma         Adjustments Increase        Proforma
                                        Golf Innovations Inc.    Avid Sportswear Inc.        (Decrease)           Consolidated
                                        ---------------------    --------------------        ----------           ------------

SALES, NET                                   $              --         $     3,721,829           $         --        $  3,721,829

COST OF GOODS SOLD                                          --               2,678,906                     --           2,678,906
                                               ---------------          --------------            -----------         -----------

     Gross Profit                                           --               1,042,923                     --           1,042,923
                                               ---------------          --------------            -----------         -----------

OPERATING EXPENSE

     Selling expenses                                       --                 576,260                     --             576,260
     Depreciation and amortization                         114                  74,441                232,942             307,497
     General and administrative                        465,952                 980,134                     --           1,446,086
                                               ---------------          --------------            -----------         -----------

       Total Operating Expenses                        466,066               1,630,835                232,942           2,329,843
                                               ---------------          --------------            -----------         -----------

OPERATING (LOSS) INCOME                               (466,066)               (587,912)              (232,942)         (1,286,920)
                                               ---------------          --------------            -----------         -----------

OTHER INCOME EXPENSES

     Bad debt expenses                                      --                 (21,554)                    --             (21,554)
     Interest income                                        45                      --                     --                  45
     Loss on valuation of asset                        (55,000)                     --                     --             (55,000)
     Interest expense                                     (527)                (134,384)                    --            (134,911)
                                               ---------------          --------------            -----------         -----------

       Total Other Income Expenses                     (55,482)               (155,938)                    --            (211,420)
                                               ---------------          --------------            -----------         -----------

LOSS BEFORE INCOME TAXES                              (521,548)               (743,850)             (232,942)          (1,498,340)

INCOME TAXES                                                --                      --                     --                  --
                                               ---------------          --------------            -----------         -----------

NET LOSS                                      $       (521,548)        $     (743,850)        $     (232,942)       $ (1,498,340)
                                               ===============          ==============            ===========         ==========


                                               GOLF INNOVATIONS CORP.
                                          Summary of Proforma Adjustments
                                                 December 31, 1998
                                                    (Unaudited)


Proforma Adjustments

1)   Goodwill (Golf Innovations)                                                               $       2,329,428
     Common stock (Avid)                                                                                 764,170
     Retained earnings (Avid)                                                                         (1,543,598)
     Common stock (Golf Innovations)                                                                      (1,100)
     Additional paid-in capital (Golf Innovations)                                                      (823,900)
     Cash (Golf Innovations)                                                                            (725,000)
                                                                                               -----------------

                                                                                               $              --
                                                                                               =================

     To record  purchase of Avid through the issuance of 1,100,000  shares of common stock valued at
$0.75 per share and $725,000 cash.

2)   Cash (Golf Innovations)                                                                   $       1,719,576
     Common stock (Golf Innovations)                                                                      (4,029)
     Additional paid-in capital (Golf Innovations)                                                    (1,715,547)
                                                                                               -----------------

                                                                                               $              --
                                                                                               =================

     To record the sale of 4,028,770 shares of common stock to fund the purchase of AVID.

3)   Amortization expense                                                                      $         232,942
     Accumulated amortization - goodwill                                                                (232,942)
                                                                                               -----------------

                                                                                               $              --
                                                                                               =================

     To record 1 year of amortization expense based on a ten year life.

4)   Notes payable (Avid)                                                                      $       1,826,119
     Cash (Golf Innovations)                                                                          (1,826,119)
                                                                                               -----------------
     To reflect payoff of the Avid notes payable.                                              $              --
                                                                                               =================

5)   Cash (Golf Innovations)                                                                   $         901,750
     Notes payable (Golf Innovations)                                                                   (901,750)
                                                                                               -----------------

     To reflect cash received from notes payable.                                              $              --
                                                                                               =================



                              AVID SPORTSWEAR, INC.


                              FINANCIAL STATEMENTS


                           DECEMBER 31, 1998 AND 1997

                                 C O N T E N T S


Independent Auditors' Report...............................................F-3

Balance Sheet..............................................................F-4

Statements of Operations...................................................F-5

Statements of Stockholders' Equity (Deficit)...............................F-7

Statements of Cash Flows...................................................F-8

Notes to the Financial Statements..........................................F-9

                          INDEPENDENT AUDITORS' REPORT




To the Board of Directors and Stockholders
Avid Sportswear, Inc.
Carson, California

We have audited the accompanying balance sheet of Avid Sportswear, Inc. as of December 31, 1998 and the related statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Avid Sportswear, Inc. as of December 31, 1998 and the results of its operations and its cash flows for the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.



/s/ Jones, Jensen & Company

Jones, Jensen & Company
Salt Lake City, Utah
April 22, 1999

                              AVID SPORTSWEAR, INC.
                                  BALANCE SHEET

                                     ASSETS

                                                              December 31,
                                                                  1998
                                                            -----------------

CURRENT ASSETS

     Cash                                              $              40,282
     Accounts receivable, net (Note 2)                               296,633
     Inventory (Note 3)                                              889,865
                                                            -----------------

         Total Current Assets                                      1,226,780
                                                            -----------------

EQUIPMENT (Note 4)

     Machinery and equipment                                         244,790
     Furniture and fixtures                                           79,304
     Show booths                                                     283,406
     Leasehold improvements                                            3,748
     Less: accumulated depreciation                                 (339,955)
                                                            -----------------

         Total Equipment                                             271,293
                                                            -----------------

OTHER ASSETS

     Trademarks                                                        2,902
                                                            -----------------

         Total Other Assets                                            2,902
                                                            -----------------

         TOTAL ASSETS                                  $           1,500,975
                                                            =================

   The accompanying notes are an integral part of these financial statements.


                                     AVID SPORTSWEAR, INC.
                                   BALANCE SHEET (CONTINUED)


                         LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)


                                                                             December 31,
                                                                                 1998
                                                                       -----------------------
CURRENT LIABILITIES

  Cash overdraft                                                    $                 --
  Accounts payable                                                               364,489
  Accrued expenses                                                                63,353
  Notes payable - related (Note 5)                                               943,000
  Notes payable (Note 6)                                                         909,561
                                                                       -----------------

         Total Current Liabilities                                             2,280,403
                                                                       -----------------

         Total Liabilities                                                     2,280,403
                                                                       -----------------

COMMITMENTS AND CONTINGENCIES (Note 7)

STOCKHOLDERS' EQUITY (DEFICIT)

  Common stock, no par value, 1,000,000 shares
      authorized; 34,485.72 and 32,771.42 shares
      issued and outstanding, respectively                                       764,170
  Accumulated deficit                                                         (1,543,598)
                                                                       -----------------

    Total Stockholders' Equity (Deficit)                                        (779,428)
                                                                       -----------------

    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)            $         $1,500,975
                                                                       =================

   The accompanying notes are an integral part of these financial statements.


                                          AVID SPORTSWEAR, INC.
                                         STATEMENTS OF OPERATIONS



                                                                FOR THE YEARS ENDED
                                                                   DECEMBER 31,
                                                  --------------------------------------------------
                                                                  1998                       1997
                                                  -----------------------    -----------------------

SALES, NET                                        $          3,721,829       $          2,848,815

COST OF GOODS SOLD                                           2,678,906                  1,964,284
                                                  -----------------------    -----------------------

     Gross Margin                                            1,042,923                    884,531
                                                  -----------------------    -----------------------

OPERATING EXPENSES

     Selling expenses                                          576,260                    459,952
     Depreciation expense                                       74,441                     53,057
     General and administrative expenses                       980,134                    751,813
                                                  -----------------------    -----------------------

         Total Operating Expenses                            1,630,835                  1,264,822
                                                  -----------------------    -----------------------

         (Loss) from Operations                               (587,912)                  (380,291)
                                                  -----------------------    -----------------------

OTHER (EXPENSE)

     Interest expense                                         (134,384)                  (105,849)
     Bad debt expense                                          (21,554)                   (36,216)
                                                  -----------------------    -----------------------

         Total Other Income (Expense)                         (155,938)                  (142,065)
                                                  -----------------------    -----------------------

NET (LOSS)                                        $           (743,850)       $          (522,356)
                                                  =======================    =======================


   The accompanying notes are an integral part of these financial statements.


                                                       AVID SPORTSWEAR, INC.
                                           STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)



                                                    COMMON STOCK
                                         ---------------------------------------
                                                                                         STOCK               ACCUMULATED
                                                SHARES                AMOUNT          SUBSCRIPTION             DEFICIT
                                         -----------------     -----------------     ------------------     ------------------

Balance, December 31, 1996                   28,142.88       $      $539,170       $        (75,000)       $      (277,392)

Issuance of common stock for cash at
     $37.81 per share                         4,628.54               175,000                     --                     --

Net loss for the year ended
     December 31, 1997                              --                    --                     --               (522,356)
                                         -----------------     -----------------     ------------------     ------------------

Balance, December 31, 1997                   32,771.42               714,170                     --               (799,748)

Receipt of stock subscription                       --                    --                 75,000                     --

Common stock issued for cash at  $29.17
     per share                                1,714.30                50,000                     --                     --

Net loss for the year ended
     December 31, 1998                              --                    --                     --               (743,850)
                                         -----------------     -----------------     ------------------     ------------------

Balance, December 31, 1998                   34,485.72       $       764,170       $             --       $     (1,543,598)
                                         =================     =================     ==================     ==================


   The accompanying notes are an integral part of these financial statements.


                                                       AVID SPORTSWEAR, INC.
                                                     STATEMENTS OF CASH FLOWS


                                                                                                  FOR THE YEARS ENDED
                                                                                                      DECEMBER 31,
                                                                                         -----------------------------------------
                                                                                                     1998                  1997
                                                                                         -------------------         -------------
CASH FLOWS FROM OPERATING ACTIVITIES

     Net (Loss)                                                                          $       (743,850)     $      (522,356)
     Adjustments to reconcile net (loss) to net cash used in operating activities:
         Depreciation and amortization                                                             74,441                53,057
         Bad debt expense                                                                          21,554                36,216
     Changes in operating assets and liabilities:
         (Increase) decrease in accounts receivable                                                 9,810               (93,649)
         (Increase) decrease in inventory                                                         108,513              (387,166)
         (Increase) decrease in other assets                                                       17,153                 2,307
         Increase (decrease) in accounts payable                                                  (60,977)              225,242
         Increase (decrease) in accrued expenses                                                   11,254                 6,711
                                                                                         -------------------   -------------------

              Net Cash Provided (Used) in Operating Activities                                   (562,102)             (679,638)
                                                                                         -------------------   -------------------

CASH FLOWS FROM INVESTING ACTIVITIES

     Purchases of property and equipment                                                         (190,312)             (101,089)
                                                                                         -------------------    ------------------


         Net Cash Used in Investing Activities                                                   (190,312)             (101,089)
                                                                                         -------------------   -------------------

CASH FLOWS FROM FINANCING ACTIVITIES

     Payments on notes payable                                                                         --               (50,000)
     Proceeds from notes payable                                                                   99,696                    --
     Issuance of stock                                                                             50,000               250,000
     New borrowings from related parties                                                          643,000               180,000
                                                                                         -------------------   -------------------

         Net Cash Provided by Financing Activities                                                792,696               380,000
                                                                                         -------------------   -------------------

NET INCREASE (DECREASE) IN CASH                                                                    40,282             (400,727)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                                         --               400,727
                                                                                         -------------------   -------------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                                 $         40,282      $             --
                                                                                         ===================   ===================

CASH PAID FOR:

     Interest                                                                            $         42,387      $         31,592
     Income taxes                                                                        $             --      $             --

   The accompanying notes are an integral part of these financial statements.

                              AVID SPORTSWEAR, INC.
                        Notes to the Financial Statements
                           December 31, 1998 and 1997


NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

         The financial statements presented are those of Avid Sportswear, Inc. (the Company). The Company was incorporated in the state of California on October 6, 1988 to carry on any lawful activity under the laws of California. The Company is engaged in the business of designing and producing golfwear and other custom made clothing.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         a. Accounting Method

         The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

         b. Income Taxes

         The Company had elected to be taxed as a Sub-Chapter S corporation, accordingly, there is no provision for income taxes at the corporate level.

         c. Cash Equivalents

         The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

         d. Inventory

         Inventories of raw materials, finished goods and work-in-process are stated at the lower of cost or market. The cost of the inventory includes the purchase price and direct costs such as freight-in.

         e. Revenue Recognition

         The Company's revenue is derived primarily from the sale of apparel. The revenue is recognized upon completion and shipment to the customer. The cost of work-in-process and finished goods includes all direct materials, labor and those indirect costs related to the apparel. Selling, general and administrative costs are expensed as incurred.

         f. Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         g. Allowance for Doubtful Accounts

         The Company's accounts receivable are shown net of an allowance for doubtful accounts of $250,947 and $124,611 at December 31, 1998 and 1997, respectively.

         h. Reclassification

         Certain December 31, 1997 balances have been reclassified to conform with the December 31, 1998 financial statement presentation.

         i. Advertising Expense

         The Company expenses advertising costs as incurred.


                                               AVID SPORTSWEAR, INC.
                                         Notes to the Financial Statements
                                             December 31, 1998 and 1997

NOTE 3 - INVENTORY

         Inventories for December 31, 1998 consisted of the following:           December 31,
                                                                                     1998
                                                                           ---------------------

         Finished goods                                                    $            402,222
         Work-in-process                                                                149,247
         Raw materials and supplies                                                     338,396

                                                                           ---------------------
         Total                                                             $            889,865
                                                                           =====================

NOTE 4 - EQUIPMENT

         All equipment is accounted for at cost. Equipment is depreciated over its estimated useful lives using accelerated methods. For the years ended December 31, 1998 and 1997, the Company expensed $74,441 and $53,057 in depreciation.

NOTE 5 - NOTE PAYABLE - RELATED PARTY

         The Company has received advances from related parties which bear interest at various rates, from 8% to 10.25% are unsecured and due on demand. The balances due at December 31, 1998 and 1997 were $943,000 and $300,000. All of the notes were paid off subsequent to December 31, 1998 in conjunction with the merger with Golf Innovations, Inc. (Note
         10).

NOTE 6 - NOTES PAYABLE


         Notes payable at December 31, 1998 consisted of the following:

         Note  payable to Nations  Bank,  fka Bank IV;  secured  by  accounts  receivable, inventory and fixed assets, bearing interest at 10% and due February 1,
         1999.                                                                                        $  469,865

         Line of  credit  payable  to  Nations  Bank,  fka Bank IV,  secured  by  accounts receivable,  inventory and fixed assets,  bearing interest at 10.25% and
         due February 1, 1999.                                                                           340,000

         Irrevocable letter of credit due to Nations Bank, fka Bank IV, secured by accounts receivable, inventory and fixed  assets, bearing interest at 10.25% and due February 1,
         1999.                                                                                            99,696
                                                                                                       ---------

                                                                                                      $  909,561
                                                                                                       =========

         All of these notes payable were paid off subsequent to year end in conjunction with the merger with Golf Innovations, Inc. (Note 10).

NOTE 7 - COMMITMENTS AND CONTINGENCIES

         a. Office Lease

         The Company leases its office and warehouse space on a month-to-month basis. Rent expense for the years ended December 31, 1998 and 1997 was $52,241 and $51,600, respectively.

                              AVID SPORTSWEAR, INC.
                        Notes to the Financial Statements
                           December 31, 1998 and 1997


NOTE 7 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

         b. Royalty Agreement

         BRITISH OPEN COLLECTION. On December 8, 1998, the Company obtained the sole and exclusive right and license to use certain trademarks associated with the British Open Golf Championship. The licensor is The Championship Committee Merchandising Limited, which is the exclusive licensor of certain trademarks from The Royal & Ancient Golf Club of St. Andrews, Scotland. This license is for the United States and its territories and has a seven year term. Under this license, the Company may manufacture, advertise, distribute and sell products bearing the licensed trademarks to specialty stores and the menswear departments of department stores. It is not permitted to sell these products to discount stores or mass-market retail chains. In return for this license, the Company must pay the licensor, on a quarterly basis, a royalty equal to five percent of net wholesale sales of products bearing these trademarks, subject to a guaranteed minimum royalty. Net wholesale sales means the invoiced wholesale billing price, less shipping, discounts actually given, duties, insurance, sales taxes, value-added taxes and credits allowed for returns or defective merchandise.

                              CONTRACT YEAR                     MINIMUM ROYALTY

                                    1                              $100,000
                                    2                              $125,000
                                    3                              $150,000
                                    4                              $175,000
                                    5                              $200,000
                                    6                              $200,000
                                    7                              $200,000

NOTE 8 - CONCENTRATIONS OF RISK

         a. Cash

         The Company maintains a cash account at a financial institution located in Carson, California. The account is insured by the Federal Deposit Insurance Corporation up to $100,000. The Company's balances occasionally exceed that amount.

         b. Accounts Receivable

         The Company provides for accounts receivable as part of operations. Management does not believe that the Company is subject to credit risks outside the normal course of business.

         c. Royalty Agreement

         The Company has signed a licensing agreement with Major League Baseball which expires on December 31, 1999. The agreement calls for the Company to pay a royalty fee of 11% of sales of Major League Baseball apparel. Royalty expense for the years ended December 31, 1998 and 1997 was $17,942 and $23,500, respectively.

                              AVID SPORTSWEAR, INC.
                        Notes to the Financial Statements
                           December 31, 1998 and 1997


NOTE 9 - CUSTOMERS AND EXPORT SALES

         During 1998 and 1997, the Company operated one industry segment which includes the manufacturing and marketing of apparel.

         The  Company's  financial   instruments  subject  to  credit  risk  are
         primarily trade accounts receivable from its customers.

                                              FOR THE YEARS ENDED
                                                  DECEMBER 31,
                               -------------------------------------------------
                                         1998                        1997
                               -----------------------     ---------------------
         Foreign sales         $                --         $                --
         Domestic sales                  3,721,829                   2,848,815
                               -----------------------     ---------------------
                               $         3,721,829         $         2,848,815
                               =======================     =====================

NOTE 10 - MERGER WITH GOLF INNOVATIONS, INC.

         On December 18, 1998, the Company entered into a stock purchase and sales agreement (Agreement) with Golf Innovations, Inc. (GFIO), a Nevada corporation. This Agreement was finalized on March 1, 1999. The Agreement called for GFIO to purchase all of the outstanding stock of the Company for $725,000 and 1,100,000 shares of GFIO stock. Additionally, GFIO was to pay off all of the notes payable to the shareholders of the Company and the notes payable to Nations Bank, fka Bank IV. The total amounts of these notes was $1,826,119 at the date of closing.

         The following is an unaudited proforma consolidated balance sheet and income statement assuming the issuance of 1,100,000 shares of common stock by GFIO to acquire 100% of the outstanding shares of common stock of the Company. The acquisition of the Company by GFIO will be accounted for as a purchase of the Company by GFIO.


                                                         AVID SPORTSWEAR, INC.
                                                  CONSOLIDATED PROFORMA BALANCE SHEET
                                                           DECEMBER 31, 1998
                                                              (UNAUDITED)

                                                                                               PROFORMA
                                                                                              ADJUSTMENTS
                                                                                               INCREASE            PROFORMA
                                      GOLF INNOVATIONS, INC.      AVID SPORTSWEAR, INC.       (DECREASE)         CONSOLIDATED
                                    -----------------------------------------------------------------------------------------------

CURRENT ASSETS

   Cash                                      $       154,237            $        40,282         $     70,207       $    264,726
   Prepaid insurance                                  21,949                         --                   --             21,949
   Accounts receivable (net)                              --                    296,633                   --            296,633
   Inventory                                              --                    889,865                   --            889,865
                                              --------------             --------------          -----------         ----------

     Total Current Assets                            176,186                  1,226,780               70,207          1,473,173
                                              --------------             --------------          -----------         ----------

FIXED ASSETS (NET)                                     2,162                    271,293                   --            273,455
                                              --------------             --------------          -----------         ----------

OTHER ASSETS

   Trademarks                                             --                      2,902                   --              2,902
   Goodwill                                               --                         --            2,329,428          2,329,428
   Accumulated amortization                               --                         --             (232,942)          (232,942)
                                              --------------             --------------          -----------         ----------
     Total Other Assets                                   --                      2,902            2,096,486          2,099,388
                                              --------------             --------------          -----------         ----------

     TOTAL ASSETS                            $       178,348           $      1,500,975        $   2,166,693       $  3,846,016
                                              ==============             ==============          ===========         ==========


                                                         AVID SPORTSWEAR, INC.
                                                  CONSOLIDATED PROFORMA BALANCE SHEET
                                                           DECEMBER 31, 1998
                                                              (UNAUDITED)


                                             LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)




                                                                                                      PROFORMA
                                                                                                     ADJUSTMENTS
                                                                                                      INCREASE            PROFORMA
                                                GOLF INNOVATIONS, INC.   AVID SPORTSWEAR, INC.       (DECREASE)         CONSOLIDATED
                                                ----------------------   ---------------------       ----------         ------------

CURRENT LIABILITIES

   Accounts payable                                      $          --        $       364,489      $       --          $   364,489
   Accrued expenses                                                 --                 63,353              --               63,353
   Notes payable                                               210,000              1,852,561        (924,369)           1,138,192
                                                          ------------         --------------        ---------          ----------
     Total Current Liabilities                                 210,000              2,280,403        (924,369)           1,566,034
                                                          ------------         --------------        ---------          ----------
     TOTAL LIABILITIES                                         210,000              2,280,403        (924,369)           1,566,034
                                                          ------------         --------------        ---------          ----------

STOCKHOLDERS' EQUITY (DEFICIT)

   Common stock: 25,000,000 shares
       authorized of $0.001 par value,
       19,740,770 shares issued and
       outstanding                                              14,612                764,170        (759,041)              19,741
   Additional paid-in capital                                  893,193                     --        2,539,447           3,432,640
   Stock subscription  receivable                             (60,000)                     --               --            (60,000)
   Receivable from related parties                           (352,300)                     --               --           (352,300)
   Accumulated deficit                                       (527,157)            (1,543,598)        1,310,656           (760,099)
                                                          ------------         --------------        ---------          ----------

     Total Stockholders'  Equity (Deficit)                    (31,652)              (779,428)        3,091,062           2,279,982
                                                          ------------         --------------        ---------          ----------
     TOTAL LIABILITIES AND STOCKHOLDERS'
       EQUITY (DEFICIT)                                $       178,348       $      1,500,975      $ 2,166,693         $ 3,846,016
                                                          ============         ==============        =========          ----------


                                                         AVID SPORTSWEAR, INC.
                                             CONSOLIDATED PROFORMA STATEMENT OF OPERATIONS
                                                           DECEMBER 31, 1998
                                                              (UNAUDITED)

                                                                                                  PROFORMA
                                                                                                ADJUSTMENTS
                                                                                                  INCREASE             PROFORMA
                                       GOLF INNOVATIONS, INC.       AVID SPORTSWEAR, INC.        (DECREASE)          CONSOLIDATED
                                       ----------------------       ---------------------        ----------          ------------

SALES, NET                                      $          --         $      3,721,829         $          --         $   3,721,829
COST OF GOODS SOLD                                         --                2,678,906                    --             2,678,906
                                                 ------------          ---------------          ------------          ------------
     Gross Profit                                          --                1,042,923                    --             1,042,923
                                                 ------------          ---------------          ------------          ------------
OPERATING EXPENSE

     Selling expenses                                      --                  576,260                    --               576,260
     Depreciation and amortization                        114                   74,441               232,942               307,497
     General and  administrative                      465,952                  980,134                    --             1,446,086
                                                 ------------          ---------------          ------------          ------------
         Total Operating Expenses                     466,066                1,630,835               232,942             2,329,843
                                                 ------------          ---------------          ------------          ------------
OPERATING (LOSS) INCOME                              (466,066)                (587,912)             (232,942)           (1,286,920)
                                                 ------------          ---------------          ------------          ------------
OTHER INCOME EXPENSES

     Bad debt expenses                                     --                  (21,554)                   --              (21,554)
     Interest income                                       45                       --                    --                    45
     Loss on valuation of asset                       (55,000)                      --                    --              (55,000)
     Interest expense                                    (527)                (134,384)                   --             (134,911)
                                                 ------------          ---------------          ------------          ------------

         Total Other Income Expenses                  (55,482)                (155,938)                   --             (211,420)
                                                 ------------          ---------------          ------------          ------------
LOSS BEFORE INCOME TAXES                             (521,548)                (743,850)             (232,942)           (1,498,340)


INCOME TAXES                                               --                       --                    --                    --
                                                 ------------          ---------------          ------------          ------------

NET LOSS                                       $     (521,548)        $       (743,850)         $   (232,942)        $  (1,498,340)
                                                 ============          ===============          ============          ============



                                          AVID SPORTSWEAR, INC.
                                     SUMMARY OF PROFORMA ADJUSTMENTS
                                            DECEMBER 31, 1998
                                               (UNAUDITED)

Proforma Adjustments

1)        Goodwill (Golf Innovations)                                         $         2,329,428
          Common stock (Avid)                                                             764,170
          Retained earnings (Avid)                                                    (1,543,598)
          Common stock (Golf Innovations)                                                 (1,100)
          Additional paid-in capital (Golf Innovations)                                 (823,900)
          Cash (Golf Innovations)                                                       (725,000)
                                                                              =======================
                                                                              $               --
                                                                              =======================


          To record purchase of Avid through the issuance of 1,100,000 shares of common stock valued at $0.75 per share and $725,000 cash.





2)        Cash (Golf Innovations)                                             $         1,719,576
          Common stock (Golf Innovations)                                                  (4,029)
          Additional paid-in capital (Golf Innovations)                                (1,715,547)
                                                                              =======================
                                                                              $                --
                                                                              =======================


          To record the sale of 4,028,770 shares of common stock to fund the purchase of AVID.





3)        Amortization expense                                                $           232,942
          Accumulated amortization - goodwill                                            (232,942)
                                                                              -----------------------
                                                                              $                --
                                                                              =======================

          To record 1 year of amortization expense based on a ten year life using the straight-line method.





4)        Notes payable (Avid)                                                $         1,826,119
          Cash (Golf Innovations)                                                      (1,826,119)
                                                                              -----------------------
                                                                              $                --
                                                                              =======================

          To reflect the payoff of the Avid notes payable.





5)        Cash (Golf Innovations)                                             $           901,750
          Notes payable (Golf Innovations)                                               (901,750)
                                                                              -----------------------
                                                                              $                --
                                                                              =======================

          To reflect the received from notes payable.

                                    PART III

ITEMS 1 AND 2.  INDEX TO EXHIBITS AND DESCRIPTION.


EXHIBIT
  NO.    DESCRIPTION                                  LOCATION
  ---    -----------                                  --------

  2.01   Stock Purchase and Sale Agreement            Incorporated by reference to Exhibit 2.01
         dated as of December 18, 1998 among our      to the Registrant's Registration Statement
         company, Avid Sportswear, Inc. and the       on Form 10-SB (the "Registration Statement")
         shareholders of Avid Sportswear, Inc.

  3.01   Articles of Incorporation filed on           Incorporated by reference to Exhibit 3.01
         September 19, 1997 with the Nevada           to the Registration Statement
         Secretary of State

  3.02   Amended Articles of Incorporation filed      Incorporated by reference to Exhibit 3.02
         May 12, 1999 with the Nevada Secretary       to the Registration Statement
         of State

  3.03   Certificate of Amendment to Articles of      Incorporated by reference to Exhibit 3.03
         Incorporation filed on May 27, 1999 with     to the Registration Statement
         the Nevada Secretary of State

  3.04   Bylaws                                       Incorporated by reference to Exhibit 3.04
                                                      to the Registration Statement

  4.01   2000 Stock Incentive Plan                    Incorporated by reference to Exhibit 4.01
                                                      Amendment No. 2 to the Registration Statement

 10.01   Agreement dated as of December 8, 1998       Incorporated by reference to Exhibit 10.01
         between the Championship Committee           to the Registration Statement
         Merchandising Limited and Avid
         Sportswear, Inc.

 10.02   Lease dated as of March 1, 1999              Incorporated by reference to Exhibit 10.02
         between F & B Industrial                     to the Registration Statement
         Investments, LLC and Avid
         Sportswear, Inc.

 10.03   Lease dated as of April 30, 1999             Incorporated by reference to Exhibit 10.03
         between Links Associates, Ltd. and           to the Registration Statement
         our company

 10.04   Employment Agreement dated as of             Incorporated by reference to Exhibit 10.04
         September 11, 1999 between Barnum Mow        to the Registration Statement
         and Avid Sportswear, Inc.

 10.05   Trademark License Agreement dated as         Incorporated by reference to Exhibit 10.05
         of May 10, 1999 between Levi Strauss         to Amendment No. 2 to the Registration Statement
         & Co. and Avid Sportswear, Inc.

 10.06   Employment Agreement dated as of             Incorporated by reference to Exhibit 10.06
         January 1, 1999 between David E.             to the Registration Statement
         Roderick and Avid Sportswear, Inc.

 10.07   Promissory Note in the original amount       Incorporated by reference to Exhbit 10.07
         of $180,000 dated as of June 4, 1999         to the Registration Statement
         from our compnay to First State Bank

 10.08   Commercial Security Agreement dated as       Incorporated by reference to Exhbit 10.08
         of November 17, 1999 between First           to the Registration Statement
         State Bank and our company


                                                    33

EXHIBIT
  NO.    DESCRIPTION                                  LOCATION
  ---    -----------                                  --------
 10.09   Promissory Note dated as of                  Incorporated by reference to Exhibit 10.09
         November 17, 1999 in the original            to the Registration Statement
         principal amount of $1,000,000 given
         by our company to First State Bank

 10.10   Business Loan Agreement dated as of          Incorporated by reference to Exhibit 10.10
         November 17, 1999 between First              to the Registration Statement
         State Bank and our company

 10.11   Convertible Revolving Demand Note            Incorporated by reference to Exhibit 10.11
         dated as of December 1, 1999 in the          to Amendment No. 2 to the Registration Statement
         in the original principal amount of
         $550,000 given by our company to
         Earl Ingarfield

 10.12   Convertible Revolving Demand Note            Incorporated by reference to Exhibit 10.12
         dated as of December 1, 1999 in the          to Amendment No. 2 to the Registration Statement
         in the original principal amount of
         $1,000,000 given by our company to
         Lido Capital Corporation

 10.13   Convertible Revolving Demand Note            Incorporated by reference to Exhibit 10.13
         dated as of December 1, 1999 in the          to Amendment No. 2 to the Registration Statement
         in the original principal amount of
         $125,000 given by our company to
         Michael E. LaValliere

 10.14   Convertible Revolving Demand Note            Incorporated by reference to Exhibit 10.14
         dated as of December 1, 1999 in the          to Amendment No. 2 to the Registration Statement
         in the original principal amount of
         $500,000 given by our company to
         Thomas Browning

 10.15   Convertible Revolving Demand Note            Incorporated by reference to Exhibit 10.15
         dated as of December 1, 1999 in the          to Amendment No. 2 to the Registration Statement
         in the original principal amount of
         $200,000 given by our company to
         Daniel Paetz

 10.16   Executive Employment Agreement               Incorporated by reference to Exhibit 10.16 to
         effective as of February 1, 2000             Amendment No. 2 to the Registration Statement
         between our company and Earl T.
         Ingarfield

 11.01   Statement re: Computation of                 Not Applicable

 16.01   Letter on Change in Certifying               Not Applicable
         Accountant

 21.01   Subsidiaries of our company                  Incorporated by reference to Exhibit 21.01 to the
                                                      Registration Statement


 23.01   Consent of Independent Accountants           Provided herewith


 24.01   Power of Attorney                            Not Applicable

 27.01   Financial Data Schedule                      Provided herewith


                                   SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunder duly authorized.


DATE: May 3, 2000                          AVID SPORTSWEAR & GOLF CORP.



                                           By:    /s/ Earl T. Ingarfield
                                                -------------------------
                                           Name:  Earl Ingarfield
                                           Title: President


                                       35